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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934

Kosan Biosciences Incorporated
(Name of Subject Company)

Kosan Biosciences Incorporated
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

50064W 10 7
(CUSIP Number of Class of Securities)

Helen S. Kim
President and Chief Executive Officer
Kosan Biosciences Incorporated
3832 Bay Center Place
Hayward, CA 94545
(510) 732-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With a copy to:
Suzanne Sawochka Hooper
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a) Subject Company.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Kosan Biosciences Incorporated, a Delaware corporation ("Kosan" or the "Company"). The address of the principal executive offices of the Company is 3832 Bay Center Place, Hayward, California 94545, and its telephone number is (510) 732-8400.

        (b) Class of Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the "Rights"), issued pursuant to the rights agreement (the "Rights Agreement"), dated as of October 5, 2001, between the Company and Mellon Investor Services LLC, as the rights agent, as amended (the "Rights Agreement"). As of the close of business on May 27, 2008, there were 42,656,290 shares of Common Stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        (a) Name and Address.    The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

        (b) Tender Offer.    This Schedule 14D-9 relates to a tender offer by KB Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("BMS"), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2008 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock at a purchase price of $5.50 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2008 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal", which together with the Offer to Purchase constitute the "Offer"). The Schedule TO was filed with the Securities and Exchange Commission (the "SEC") on May 29, 2008. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 28, 2008 (as such agreement may be amended from time to time, the "Merger Agreement"), by and among BMS, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and other applicable law, Purchaser will merge with and into the Company (the "Merger"), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) the Company, BMS or Purchaser, which will automatically be canceled and cease to exist, and no consideration will be delivered or deliverable in exchange, and (b) stockholders of the Company, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive, in cash and without interest, an amount equal to the Offer Price. Upon the effective time of the Merger (the "Effective Time"), the Company will become a wholly-owned subsidiary of BMS. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the address of the principal executive offices of BMS and Purchaser is 345 Park Avenue, New York, New York, 10154 and their telephone number is (212) 546-4000.

Item 3.    Past Contracts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) BMS, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser's right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the "Kosan Board") after acceptance for payment of a majority of the outstanding Common Stock pursuant to the Offer (such time hereinafter referred to as the "Acceptance Time").

(a) Arrangements with Current Executive Officers and Directors of the Company.

  Information Statement

        Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

  Director and Officer Exculpation, Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its Amended and Restated Certificate of Incorporation a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under DGCL. As permitted by Delaware law, the Company's Amended and Restated Certificate of Incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit. In addition, the bylaws of the Company provide that: the Company is required to indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions; the Company may indemnify its other employees and agents to the extent that the Company indemnifies its officers and directors, unless otherwise prohibited by law, the Company's Amended and Restated Certificate of Incorporation, the bylaws or the Company's agreements; the Company is required to advance expenses to its directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and the rights conferred in the Company's bylaws are not exclusive.

        The Company also has entered into indemnification agreements with each of its directors and executive officers that require the Company to indemnify these persons against expenses, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, whether actual or threatened, to which any of these persons may be made a party by reason of the fact that he or she is or was a director or an executive officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, has no reasonable cause to believe his or her conduct was unlawful. This description of the indemnification agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

        Pursuant to the Merger Agreement, BMS and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors and officers of Kosan and its subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company (in each case as in effect on the date of the Merger Agreement or as amended or entered into prior to the Effective Time with the consent of BMS) will be assumed by the surviving corporation in the Merger, without further action, at the Effective Time and will continue in full force and effect in accordance with their terms. In addition, the Merger Agreement provides that in the event that the surviving corporation in the Merger or any of its successors or assigns consolidates with or merges into another entity and is not the continuing or surviving entity or transfers or conveys all or substantially all its properties and assets, or if BMS dissolves the surviving corporation in the Merger, then in each case BMS will cause the successors and assigns of the surviving corporation to assume such obligations.

        The Merger Agreement further provides that from the Acceptance Time through the sixth anniversary of the Effective Time, BMS will maintain in effect Kosan's current directors' and officers' liability insurance policy for acts or omissions occurring prior to the Effective Time at the same coverage level and scope of liability insurance coverage as set forth in the Company's current directors' and officers' liability insurance policy in effect as of the date of the Merger Agreement.

  Change of Control Severance Benefit Agreements

        In February 2006, the Compensation Committee of the Kosan Board approved a form of Level I Change in Control and Severance Benefit Agreement which applies to executive officers of the Company (the "Change in Control Agreement"). The following current executive officers of the Company have entered into Kosan's Level I Change in Control and Severance Benefit Agreement: Pamela S. Cohen, M.D., Helen S. Kim, Peter J. Licari, Ph.D., Pieter B.M.W.M. Timmermans, Ph.D., Gary S. Titus and Jonathan K. Wright.

        The Change in Control Agreements provide for the payment of certain benefits to the executive officers if at any time within one month prior to, or 18 months following, a change in control (as defined in the Change in Control Agreement), the executive officer's employment with Kosan is terminated by means of either a constructive termination or an involuntary termination without cause (as such terms are defined in the Change in Control Agreement). Benefits under the Change in Control Agreement include a lump sum cash payment, acceleration of vesting and exercisability of outstanding stock options under Kosan's equity incentive plans, payment of premiums under COBRA and additional payments to cover certain taxes. In order to be eligible to receive benefits under the Change in Control Agreements, the executive officers must execute a general waiver and release in favor of Kosan and such release must become effective in accordance with its terms. Benefits under the Change in Control Agreements are also contingent upon the executive officer's confirmation that he or she will be subject to Kosan's employee proprietary information and invention assignment agreement, and benefits will not be paid if the executive officer continues to work for another entity that is controlled (directly or indirectly) by Kosan or is otherwise an affiliate of Kosan or any successor entity. Benefits under the Change in Control Agreements will terminate immediately if an executive officer (a) willfully breaches of any provision of Kosan's employee proprietary information and invention assignment agreement, (b) encourages or solicits any of Kosan's then employees to leave the employ of Kosan, or (c) interferes in any of Kosan's existing business relationships.

        The description of the Change in Control Agreements entered into between the Company and each of its executive officers is qualified in its entirety by reference to the form of Level I Change in

Control and Severance Agreement filed as Exhibit (e)(3) hereto, which is incorporated herein by reference.

  Acceleration of Option Vesting

        Pursuant to the Merger Agreement, the Company has agreed that the Kosan Board (or the Compensation Committee of the Kosan Board) will take actions that may be required to adjust the terms of all outstanding options to purchase Common Stock (a "Company Option"), whether vested or unvested, as necessary to provide that the Company Options will become fully vested and exercisable and may be exercised before the Effective Time at such time or times as specified in the applicable equity plans. At the Effective Time, each unexercised Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will be canceled and thereafter represent the right to receive an amount in cash equal to: (A) the excess, if any, of the Offer Price over the exercise price per share of Common Stock subject to such Company Option; multiplied by (B) the number of shares of Common Stock subject to such Company Option immediately prior to the Effective Time (whether vested or unvested). This amount will be payable to the holder of the Company Option at or as soon as practicable following the Effective Time.

        As of May 20, 2008, the Company's directors and executive officers held in the aggregate options to purchase 1,446,795 shares of Common Stock, 650,244 of which were unvested as of that date, with exercise prices ranging from $0.33 to $14.00 per share.

  Restricted Stock Units

        Pursuant to the Merger Agreement, at the Effective Time, each restricted stock unit with respect to Common Stock (a "Company RSU") that is outstanding immediately prior to the Effective Time will be canceled and the holder of such Company RSU will be entitled to receive an amount in cash equal to the Offer Price multiplied by the maximum number of shares of Common Stock subject to such Company RSU immediately prior to the Effective Time. This amount will be payable to such holder at or as soon as practicable following the Effective Time.

        As of May 20, 2008, the Company's directors and executive officers held Company RSUs covering an aggregate of 126,800 shares of Common Stock.

  Acceleration of Offering Period under Employee Stock Purchase Plan

        Pursuant to the Merger Agreement, each outstanding purchase right under the Company's 2000 Employee Stock Purchase Plan (the "Purchase Plan") will be automatically exercised to purchase shares of Common Stock on the day immediately prior to the Effective Time, if such day occurs prior to the first exercise date under the Purchase Plan after the date of the Merger Agreement. Subsequent to the purchase, the Purchase Plan will be terminated.

  Section 16 Matters

        Pursuant to the Merger Agreement, the Company has agreed to take all reasonable steps as may be required to cause the treatment of Company Options, Company RSUs and purchase rights under the Purchase Plan any other dispositions of equity securities (including derivative securities) of the Company in connection with the Merger Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

  Stockholder Agreement

        In connection with the execution of the Merger Agreement, on May 28, 2008, BMS and Purchaser entered into a Stockholder Agreement (the "Stockholder Agreement") with certain of the Company's stockholders, including executive officers, members of the Kosan Board of Directors and certain stockholders affiliated with one of the directors, that comprise approximately 8% of the outstanding shares of Common Stock. Under the terms of the Stockholder Agreement, such stockholders have agreed to tender and not to withdraw the shares of Common Stock held by them in the Offer and to vote such shares in a manner favorable to the Offer and the Merger. The agreement to tender and not to withdraw shares of Common Stock does not apply to any stockholder that acquired beneficial ownership of shares of Common Stock in a transaction not exempt from Section 16 of the Exchange Act at any time during the period commencing six months and one day prior to the date of the Stockholder Agreement. In addition, the Stockholder Agreement grants to Purchaser an option to purchase such stockholders' shares of Common Stock in the event the Offer has expired and any such stockholders have failed to tender their shares of Common Stock in the Offer.

        Such summary and description of the Stockholder Agreement are qualified in their entirety by reference to the Stockholder Agreement, which is filed as Exhibit (e)(4) hereto, and is incorporated herein by reference.

(b) Arrangements with Purchaser and BMS.

  Merger Agreement

        The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 16 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that the Company, BMS and Purchaser made to and solely for the benefit of each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

  Standstill Agreement

        On May 15, 2008, the Company and BMS entered into a Standstill Agreement (the "Standstill Agreement"), under which BMS agreed, among other things, that for a period of one year, BMS and its controlled affiliates would not acquire any voting securities of the Company, seek to influence or control the management, Kosan Board or policies of the Company, or make or in any way participate in any solicitation of "proxies" to vote any voting securities of the Company, or make any public announcement with respect to, or submit a proposal for or offer of, any merger, recapitalization, reorganization, business combination, tender offer, exchange offer, liquidation, dissolution or other extraordinary transaction involving the Company or any of the Company's voting securities. The Company had consented, for purposes of the Standstill Agreement, to BMS undertaking due diligence efforts and negotiating the terms of the Merger Agreement and other ancillary agreements.

        Such summary and description of the Standstill Agreement are qualified in their entirety by reference to the Standstill Agreement, which is filed as Exhibit (e)(5) hereto, and is incorporated herein by reference.

  License Agreement

        BMS and the Company entered into an exclusive license agreement as of May 28, 2008 (the "License Agreement"), pursuant to which the Company has granted to BMS an exclusive license to manufacture, develop, and commercialize epothilone compounds and any pharmaceutical product containing an epothilone compound for any and all human or animal conditions. The Company will transfer epothilone-related technology to BMS and will provide technical assistance for a limited time period following the effectiveness of the License Agreement. The Company will retain primary control over the prosecution and maintenance of the licensed patents, but will allow BMS to manage such prosecution and maintenance, subject to the Company's approval of all patent filings and related correspondence.

        BMS will pay the Company a $25 million upfront fee, which fee must be paid on or before August 21, 2008, unless the effectiveness of the License Agreement is delayed beyond such date as a result of any required regulatory filings or regulatory consents, in which case such fee will be payable upon the effectiveness of the License Agreement. The Company may also receive up to $300 million in milestone payments in the event certain regulatory milestones are achieved with respect to the Company's two clinical-stage epothilone compounds, KOS-862 and KOS-1584, consisting of the following one-time payments:

  •
  $50 million upon filing for regulatory approval of KOS-862 for an oncology indication in the United States or Europe

  •
  $100 million upon regulatory approval of KOS-862 for an oncology indication in the United States or Europe

  •
  $25 million upon filing for regulatory approval of KOS-1584 for an oncology indication in the United States or Europe

  •
  $75 million upon regulatory approval of KOS-1584 for an oncology indication in the United States or Europe

  •
  $20 million upon filing for regulatory approval of KOS-1584 for a non-oncology indication in the United States or Europe

  •
  $30 million upon regulatory approval of KOS-1584 for a non-oncology indication in the United States or Europe

        In addition, the Company may receive up to $100 million in milestone payments in the event certain development milestones are achieved by any other epothilone compounds whose sale or use is covered by the Company's issued patents, consisting of the following one-time payments:

  •
  $5 million upon the start of Phase II clinical trial for such an epothilone compound

  •
  $10 million upon the start of a Phase III clinical trial for such an epothilone compound

  •
  $15 million upon filing for regulatory approval of such an epothilone compound for an oncology indication in the United States or Europe

  •
  $20 million upon regulatory approval of such an epothilone compound for an oncology indication in the United States or Europe

  •
  $20 million upon filing for regulatory approval of such an epothilone compound for a non-oncology indication in the United States or Europe

  •
  $30 million upon regulatory approval of such an epothilone compound for a non-oncology indication in the United States or Europe

        BMS will also pay to the Company royalties based on net sales of epothilone compounds whose sale, use, manufacture or importation is covered by the Company's issued patents, subject to certain reductions. BMS has agreed to use commercially reasonable efforts to develop and commercialize in certain specified territories at least one epothilone compound whose sale or use is covered by the Company's issued patents, subject to certain exceptions after the third anniversary of the License Agreement.

        Either party is permitted to terminate the License Agreement for an uncured breach by the other party, and BMS has the right to terminate the License Agreement in its entirety at any time with advance written notice to the Company. If BMS terminates the License Agreement for the Company's uncured material breach, the licenses granted to BMS will continue, and BMS will continue to owe milestones and royalties based on exploitation of the licenses. If BMS terminates the License Agreement at will or following any other termination of the License Agreement, except as provided below, the primary licenses to BMS will terminate, and rights to certain epothilone compounds will revert to the Company, subject to a royalty obligation to BMS. Following any termination of the License Agreement, except as provided below, BMS will retain a non-exclusive license under the Company's know-how to manufacture, develop, and commercialize epothilone compounds and any pharmaceutical product containing an epothilone compound for any and all human or animal conditions, a non-exclusive license to use the Company's patent rights for research purposes and a non-exclusive, royalty-bearing license under the Company's patent rights to manufacture epothilone compounds. The Company also has the right to terminate the License Agreement if the Company terminates the Merger Agreement as a result of certain intentional material breaches of the Merger Agreement by BMS or Sub. Upon such a termination, the Company will refund any payments made by BMS under the License Agreement, all licenses granted under the License Agreement will terminate and the License Agreement will become void and have no effect.

Item 4.    The Solicitation or Recommendation.

(a) Recommendation.

        The Kosan Board has unanimously (1) approved and declared advisable the Merger Agreement and the Stockholder Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement, (2) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and Stockholder Agreement on the terms and subject to the conditions set forth therein, (3) declared that the terms of the Offer and the Merger are fair to the Company's stockholders, and (4) resolved to recommend that the Company's stockholders accept the Offer, tender their shares of Common Stock pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        A copy of the letter to the Company's stockholders communicating the Kosan Board's recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

  Background of the Offer

        The Company's management has from time to time explored and assessed, and discussed with the Kosan Board, the establishment of additional partnering arrangements with pharmaceutical companies and other research and development organizations to help the Company advance product candidates into or through clinical trials and to the commercial market.

        On March 14, 2007, BMS and the Company entered into a mutual confidential disclosure agreement in connection with a preliminary review by the companies regarding the feasibility of a business arrangement between the Company and BMS relating to the Company's Hsp90 program. Due diligence meetings between the companies were conducted at the offices of the Company on April 12 and 13, 2007. BMS determined not to pursue a business arrangement with the Company relating to its Hsp90 program.

        The Company and BMS entered into a mutual confidential disclosure agreement on January 24, 2008, regarding the possibility of a business arrangement between the companies relating to the Company's research, development and commercialization programs directed to epothilones.

        During the first quarter of 2008, senior management of the Company resumed its prior efforts to identify and initiate discussions with various companies potentially interested in pursing a strategic collaboration or licensing arrangement with the Company. As part of this process, the Company had preliminary discussions with many companies, including BMS, to assess opportunities of mutual interest. The Company's senior management team reviewed with the Kosan Board from time to time the status of these discussions and Kosan's strategy to maximize the long-term success of Kosan and stockholder value.

        On February 20, 2008, executive officers of the Company met with representatives of BMS at BMS' offices in Princeton, New Jersey. The executive officers of the Company made a presentation regarding the Company's epothilone program, and the parties discussed a possible partnering relationship or strategic transaction.

        On April 2, 2008, a representative of BMS contacted the Company's chief executive officer requesting a meeting for the purpose of discussing a potential strategic transaction between the Company and BMS. A meeting in San Francisco, California between representatives of the two companies was scheduled for April 14, 2008. In anticipation of the meeting between representatives of the companies, on April 7, 2008, BMS and the Company executed and delivered a mutual nondisclosure agreement.

        On April 14, 2008, representatives of each of the Company, including representatives of the Kosan Board, and BMS met in San Francisco. During this meeting, representatives of BMS expressed BMS' interest in acquiring the Company, and requested that a team of BMS' representatives, including representatives of its external advisors, be permitted access to the Company's management and due diligence materials for purposes of conducting a detailed due diligence review of the Company and its business and operations. It was agreed at the conclusion of this meeting that such access would be provided, and thereafter due diligence meetings, including a management presentation, were scheduled.

        On April 21, 2008, the Company's chief executive officer spoke with a representative of BMS regarding next steps, including preparations for BMS' anticipated due diligence visit to the Company's offices.

        On April 30 and May 1, 2008, members of BMS' transaction team met with representatives of the Company to discuss the Company's Hsp90 and epothilone compounds, intellectual property, development programs, clinical trial data and related matters. During this same period, BMS' representatives commenced business, financial, scientific, technical, regulatory, environmental and legal due diligence investigations of the Company and its business and operations. In addition to the customary aspects of the due diligence process, BMS held numerous discussions with members of the Company's senior management and scientific and technical team.

        At the conclusion of the May 1, 2008 meetings, a representative of BMS' management confirmed BMS' continuing interest in acquiring the Company.

        BMS' due diligence investigation continued following the May 1, 2008 meetings with requests for additional information and for responses to specific questions being made primarily by representatives of BMS to representatives of the Company.

        On May 2 and May 6, 2008, meetings of the Financing Committee of the Kosan Board were held to discuss the material terms of a possible transaction with BMS. Representatives of the Company's senior management participated in both meetings, and representatives of Lazard Frères & Co. LLC, the Company's financial advisor ("Lazard"), and Cooley Godward Kronish LLP, the Company's outside legal counsel ("Cooley"), also participated in the May 6, 2008 meeting.

        On May 5, 2008, representatives of BMS met with the chief executive officer, chief financial officer and general counsel of the Company. During this meeting, a management presentation was made by the Company's executive team, and discussions between the participants ensued regarding the Company's business and operations. At the conclusion of the May 5, 2008 meeting, BMS delivered to the Company's chief executive officer a non-binding proposal letter confirming its interest in acquiring the Company and indicating a price range of $4.50-5.00 per share of the Company's common stock, subject to, among other things, BMS' successful completion of its ongoing due diligence and the approval of the proposed transaction by its board of directors.

        On May 8, 2008, a special meeting of the Kosan Board was held in Burlingame, California to review the material terms of the proposed transaction and the Kosan Board's fiduciary duties in connection with evaluating the potential transaction. Representatives of the Company's senior management, Lazard and Cooley also participated in this meeting.

        On the morning of May 9, 2008, the Company's chief executive officer contacted a representative of BMS' management and informed him that the Company's executive management team and the Kosan Board had considered the non-binding proposal letter delivered by BMS and, based on the terms and conditions set forth therein, determined that the Company would permit BMS and its representatives to complete their due diligence investigation with the expectation that BMS would continue to work toward acquiring all of the issued and outstanding shares of Common Stock of the Company.

        On May 9, 2008, Cravath, Swaine & Moore LLP, BMS' legal counsel ("Cravath"), delivered to representatives of the Company, including Cooley, an initial draft of the proposed Merger Agreement for their review, and the companies' legal advisors began negotiation of the Merger Agreement. Also on May 9, 2008, BMS and the Company entered into a Community of Legal Interest Agreement regarding the sharing of certain information relating to certain third party patent rights.

        On May 15, 2008, BMS and the Company executed the Standstill Agreement, and on May 22, 2008, the Company delivered to BMS a letter consenting to the preceding and ongoing discussions between the Company and BMS, which would otherwise be restricted by the standstill agreement.

        On May 15, 2008, representatives of BMS and BMS' financial advisor, Credit Suisse Securities (USA) LLC, met with representatives of the Company and Lazard to discuss certain of the principal terms and conditions of the proposed transaction, including the price per share to be paid by BMS for the outstanding shares of common stock of the Company and the principal terms of a License Agreement (as defined in Item 4 above) regarding the Company's epothilone program. Following lengthy negotiations, the respective chief executive officers of BMS and the Company preliminarily agreed on an offer price of $5.50 per share, subject to, among other things, successful completion by BMS of its ongoing due diligence investigation, the negotiation of the definitive terms and conditions of the Merger Agreement and of the License Agreement and the approval of the proposed transaction by the respective boards of directors of the Company and BMS.

        On May 16, 2008, a special telephonic meeting of the Financing Committee of the Kosan Board, with other members of the Kosan Board also in attendance, was held to review the financial terms of the proposed transaction and related matters. Representatives of the Company's senior management, Lazard and Cooley also participated in this meeting.

        On May 16, 2008, Cravath, on behalf of BMS, delivered to representatives of the Company, including Cooley, an initial draft of the proposed Stockholder Agreement for their review.

        From May 16, 2008 through May 28, 2008, the management teams and legal and financial advisors of the Company and BMS had several negotiations regarding the terms of the Merger Agreement and the related documents. During that period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties. The parties also discussed the material terms of the proposed License Agreement.

        On May 18, 2008, a special telephonic meeting of the Financing Committee of the Kosan Board was held to review the terms of the proposed transaction and related matters. Representatives of the Company's senior management, Lazard and Cooley also participated in this meeting.

        On May 22, 2008, the Company formally engaged Lazard as its financial advisor and executed an engagement letter.

        On May 23, 2008, a special meeting of the Kosan Board was held at the offices of the Company to review the material terms of the proposed Merger Agreement, Stockholder Agreement and License Agreement and related matters. Representatives of the Company's senior management, Lazard and Cooley also participated in this meeting.

        In addition, on May 23, 2008, Cravath, on behalf of BMS, delivered to representatives of the Company an initial draft of the License Agreement for their review, and the companies' legal advisors began negotiation of the License Agreement. From May 25, 2008 through May 27, 2008, the management teams and legal advisors of the Company and BMS had several negotiations regarding the terms of the License Agreement. During that period, a number of drafts of the License Agreement were negotiated and exchanged between the parties.

        On May 27, 2008, Cooley distributed drafts of the Merger Agreement, License Agreement and Stockholder Agreement, each in substantially final form, to the Kosan Board, together with related documents for Kosan Board consideration.

        On May 28, 2008, at a special telephonic meeting of the Kosan Board, Cooley reviewed with the Kosan Board the key terms of the Merger Agreement and Stockholder Agreement, and Kosan management reviewed the key terms of the License Agreement. Also at this meeting, Lazard presented its analysis of the Offer and Merger and delivered an oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the written opinion, the $5.50 per share cash consideration to be paid to the holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to the holders of Common Stock (other than BMS, Purchaser or the Company). After further discussion, the Kosan Board unanimously (i) approved and declared advisable the Merger Agreement and the Stockholder Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Stockholder Agreement on the terms and subject to the conditions set forth therein, (iii) declared that the terms of the Offer and the Merger are fair to the Company's stockholders and (iv) recommended that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        During the evening of May 28, 2008, representatives of Kosan, including certain members of the Kosan Board, met with representatives of BMS to discuss the remaining issues in the Merger Agreement and the anticipated signing of the Merger Agreement and License Agreement. Later on May 28, 2008, the Purchaser, BMS and the Company exchanged execution copies of the agreements and executed and delivered the definitive Merger Agreement as of May 28, 2008. In addition, BMS and the Company executed and delivered the License Agreement as of May 28, 2008. Executive officers, members of the Kosan Board of Directors and certain stockholders affiliated with one of the directors also executed and delivered the Stockholder Agreement.

        On the morning of May 29, 2008, BMS and the Company issued a joint press release announcing the execution of the Merger Agreement and the License Agreement. A copy of the press release issued by the Company and BMS has been filed as Exhibit (a)(1)(H) and is incorporated herein by reference.

        On May 29, 2008, the Purchaser commenced the Offer.

  Reasons for Recommendation

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger and the License Agreement, the Kosan Board consulted with the Company's senior management, legal counsel and financial advisor. In recommending that the Company's stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company's stockholders is required by applicable law in order to consummate the Merger, the Kosan Board also considered a number of factors, including the following:

  •
  the Kosan Board's knowledge of the Company's business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to the Company's stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

  •
  the Kosan Board's belief that the Company faces several challenges in its efforts to increase stockholder value as an independent publicly traded company, including anticipated dilution from necessary financings in light of the Company's current stock price and market conditions, the lack of significant clinical milestones in 2008 and 2009, the uncertainties related to executing a corporate partnership agreement on favorable terms, the uncertain outcome of the TIME clinical program and other development activities and organizational challenges as the Company's business transitions to a later stage of product development;

  •
  the fact that the $5.50 Offer Price represents a 229% premium to the closing price of the Common Stock on May 27, 2008, the last trading day prior to the execution of the Merger Agreement, and a 191% premium to the one-month spot price of the Common Stock prior to the execution of the Merger Agreement;

  •
  the Kosan Board's belief that the Offer Price compares very favorably with that of similar acquisition transactions;

  •
  the fact that the Offer provides for a cash tender offer for all Common Stock held by the Company's stockholders to be followed by the Merger, which allows the Company's stockholders to quickly realize a fair value, in cash, for their investment and provides such stockholders certainty of value for their shares;

  •
  the opinion of Lazard, dated May 28, 2008, to the Kosan Board that as of such date and based on and subject to the factors, assumptions and limitations set forth in the opinion, the $5.50 per share cash consideration to be paid to the holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders (other than BMS, Purchaser or the Company). The full text of Lazard's written opinion, dated May 28, 2008, is attached hereto as Annex II. Holders of Common Stock are urged to read the Lazard opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard's opinion was addressed to Kosan Board and only addresses the fairness, from a financial point of view, to the holders of Common Stock (other than excluded holders) of the $5.50 per share in cash consideration to be paid to such holders. Lazard's opinion does not address the merits of the underlying decision by the Company to engage in the Offer and Merger or any other aspect of the transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or as to how the stockholder should vote on any matter relating to the transactions;

  •
  the Kosan Board's belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms' length negotiations between the Company and its advisors, on the one hand, and BMS and its advisors, on the other hand;

  •
  the fact that BMS' and Purchaser's obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financial conditions and that BMS makes representations and warranties in the Merger Agreement about the sufficiency of its cash resources to purchase shares of Common Stock pursuant to the Offer and to consummate the Merger;

  •
  the fact that, under certain circumstances, Purchaser may extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

  •
  the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to BMS of certain matters, provisions regarding further negotiations with BMS and provisions regarding payment of a $7.2 million termination fee), in certain circumstances, the Company may terminate the Merger Agreement in connection with a determination by the Board to enter into a superior transaction with a third party;

  •
  the fact that the Kosan Board would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Kosan Board determines in good faith constitutes or is reasonably likely to lead to a superior proposal;

  •
  the Kosan Board's belief that the terms of the License Agreement are reasonable and were the product of arms' length negotiations between the Company and its advisors, on the one hand, and BMS and its legal advisors, on the other hand, and that the continuing effect of the License Agreement would be in the best interest of the Company in the event that the Offer is not consummated; and

  •
  the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under Delaware law.

        The Kosan Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

  •
  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the operations of the Company and its ability to attract and retain key personnel;

  •
  the fact that an all cash transaction will be taxable to the Company's stockholders for U.S. federal income tax purposes;

  •
  the fact that the Company's stockholders will not participate in future growth of the Company and will not benefit from any appreciation in value of the combined company;

  •
  the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company's business prior to the completion of the transaction contemplated by the Merger Agreement; and

  •
  the fact that, subject to the limitations set forth in the Merger Agreement, the Company could be required to pay a termination fee of $7.2 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the Kosan Board's recommendation of the transaction to Kosan's stockholders.

        The Kosan Board believed that, overall, the potential benefits of the Offer and the Merger to the Kosan stockholders outweighed the risks of the Offer and the Merger.

        The foregoing discussion of information and factors considered by the Kosan Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Kosan Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Kosan Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Kosan Board were aware of the interests of executive officers and directors of Kosan as described under "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company" in Item 3 above.

(c) Intent to Tender.

        To the Company's knowledge after making reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender or cause to be tendered all Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not (i) include any Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or (ii) apply to certain officers of the Company who have acquired shares of Common Stock in a transaction not exempt from Section 16(b) of the Exchange Act within the past six months. Certain of the Company's stockholders, including executive officers, members of the Kosan Board of Directors and certain stockholders affiliated with one of the directors, entered into a Stockholder Agreement with BMS under which such stockholders have agreed to tender their shares of Common Stock in the Offer and to vote such shares in a manner favorable to the Offer and the Merger, as described under "Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company" in Item 3 above.

(d) Opinion of Kosan's Financial Advisor.

        Pursuant to an agreement dated May 22, 2008, the Company retained Lazard to act as its investment banker in connection with the transaction. As part of that engagement, the Company requested that Lazard evaluate the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be paid to such holders in the Offer and the Merger. On May 28, 2008, at the meeting of the Kosan Board considering the Merger Agreement, Lazard delivered an oral opinion to the Kosan Board, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth in the written opinion, the $5.50 per share cash consideration to be paid to the holders of Common Stock in the Offer and the Merger was fair, from a financial point of view, to the holders of Common Stock (other than BMS, Merger Sub or the Company (collectively, "excluded holders")).

        The description of the Lazard opinion set forth in this Schedule is qualified in its entirety by reference to the full text of the Lazard opinion set forth in Annex II, which is incorporated herein by reference. Holders of Common Stock are urged to read the Lazard opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with the opinion. Lazard's opinion (which was approved by Lazard's opinion committee) was addressed to Kosan Board and only addresses the fairness, from a financial point of view, to the holders of Common Stock (other than excluded holders) of the $5.50 per share in cash consideration to be paid to such holders. Lazard's opinion does not address the merits of the underlying decision by the Company to engage in the Offer and Merger or any other aspect of the transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Stock pursuant to the Offer or as to how the stockholder should vote on any matter relating to the transactions. Lazard's opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, May 28, 2008, the date of Lazard's opinion. Lazard assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The following is only a summary of the Lazard opinion. Stockholders are encouraged to read the entire opinion carefully.

        In connection with its opinion, Lazard:

  (i)
  Reviewed the financial terms and conditions of a draft, dated May 27, 2008, of the Agreement;

  (ii)
  Analyzed certain publicly available historical business and financial information relating to the Company;

  (iii)
  Reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company;

  (iv)
  Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

  (v)
  Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

  (vi)
  Reviewed the financial terms of certain business combinations Lazard believed to be generally relevant in evaluating the business of the Company;

  (vii)
  Reviewed historical stock prices and trading volumes of the Common Stock; and

  (viii)
  Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

        Lazard relied upon the accuracy and completeness of the foregoing information and did not assume any responsibility for any independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the Company's assets or liabilities or concerning the Company's solvency or fair value and was not furnished with any such valuation or appraisal. With respect to financial forecasts, Lazard assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to its future financial performance. Based on direction from the management of the Company, and with the Kosan Board's consent, in rendering its opinion Lazard used financial forecasts prepared by management of the Company that were probability weighted based on input from management of the Company. Lazard did not assume any responsibility for and expressed no view as to such financial forecasts and estimates or the assumptions on which they were based.

        In rendering its opinion, Lazard assumed, with the Kosan Board's consent, that the final terms of the Merger Agreement would not vary materially from those set forth in the latest draft reviewed by Lazard, and that the Offer and the Merger would be consummated on the terms described in the latest draft of the Merger Agreement, without any waiver or modification of any material terms or conditions, and that obtaining the necessary regulatory approvals for the Offer and the Merger would not have an adverse effect on the Company or the Offer and the Merger. Lazard did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company had obtained such advice it deemed necessary from qualified professionals. Lazard did not express any view or opinion as to any terms or other aspects of the Offer or the Merger (other than the $5.50 per share consideration to the extent expressly specified herein), the License Agreement or the Stockholder Agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer or the Merger, or class of such persons, relative to the $5.50 per share consideration or otherwise.

        The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the Kosan Board by Lazard in connection with rendering its opinion. The summary of Lazard's analyses described below is not a complete description of the analyses underlying Lazard's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to summary description. In arriving at its opinion, Lazard considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        In its analyses, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of BMS and the Company. No company, business or transaction used in Lazard's analyses is identical or directly comparable to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or businesses analyzed. The estimates contained in Lazard's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard's analyses are inherently subject to substantial uncertainty.

        The financial analyses summarized below include information presented in tabular format. In order to fully understand Lazard's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lazard's financial analyses.

Valuation Analyses

        Company Discounted Cash Flow Analysis.    Lazard performed an analysis of the net present value of (i) projected operating free cash flows for 2008 to 2018 using estimates of the Company's management, which were probability adjusted for clinical and regulatory risk based on Company management estimates plus (ii) the terminal value of the Company at the end of such period. The terminal value of the Company was calculated based on projected operating free cash flow for 2018 and a range of perpetuity growth rates of 0.0%, 2.5% and 5.0%. The cash flows and enterprise value were then discounted using discount rates ranging from 12% to 16%. The assumed discount rate range was derived from the weighted average cost of capital analysis that Lazard calculated for the Company. Based on this analysis, Lazard arrived at an implied value per share range for the Company of $4.47 to $6.32. Lazard noted that this range is inclusive of the per share consideration of $5.50.

        Sum-of-the-Parts Discounted Cash Flow Analysis.    Lazard performed an analysis of the net present value of projected operating free cash flows for 2008 up to 2027 (based on two years post patent expiry) of each of the major product candidates of the Company, the value of net operating losses and cash of the Company and the liabilities of corporate general and administrative expenses of the Company, using estimates of the Company's management, which were probability adjusted for clinical and regulatory risk based on Company management estimates. The cash flows and enterprise value were then discounted using discount rates ranging from 12% to 16%. This calculation is referred to as the Sum-of-the-Parts DCF. The assumed discount rate range was derived from the weighted average cost of capital analysis that Lazard calculated for the Company. Based on this analysis, Lazard arrived at an implied value per share range for the Company of $3.24 to $4.95. Lazard noted that the per share consideration of $5.50 is above this range.

  Selected Comparable Companies Analysis

        Lazard reviewed and analyzed selected publicly available financial and other data of the following companies having businesses and trading characteristics that it deemed reasonably comparable to the Company:

  •
  Antisoma plc

  •
  BioCryst Pharmaceuticals, Inc.

  •
  ArQule, Inc.

  •
  Infinity Pharmaceuticals, Inc.

  •
  Sunesis Pharmaceuticals, Inc.

        Lazard reviewed, among other things, enterprise value per expected product candidate of the selected companies, calculated as the equity value of such company based on the closing stock price on May 27, 2008, minus the amount of net debt of such company, divided by the expected number of marketed products (calculated by multiplying the number of product candidates of the selected companies by the probability of success of such product candidates). Lazard then applied a range of enterprise values per expected product candidate derived from the selected companies to the Company's expected number of marketed products. Financial data of the selected companies were based on publicly available information. Financial data of the Company were based on internal estimates of the Company's management. This analysis indicated an implied technology value of the Company from $24 million to $143 million, an implied equity value of the Company from $77 million to $196 million and an implied per share value of the Company from $1.78 to $4.51. Lazard noted that the per share consideration of $5.50 is above this range.

Other Analyses

  Selected Precedent Transactions Analysis

        Lazard reviewed, to the extent publicly available, financial information relating to the following six selected transactions involving early stage oncology targets:

Announcement Date	Acquiror	Target
4/15/08	Roche	Piramed Limited
3/3/08	Pfizer Inc.	Serenex, Inc.
5/3/06	Biogen Idec, Inc.	Conforma Theraputics Corporation
12/23/05	AstraZeneca plc.	KuDOS Pharmaceuticals Limited
5/12/05	Cephalon, Inc.	Salmedix, Inc.
2/23/04	Merck & Co., Inc.	Aton Pharma, Inc.

        Lazard reviewed the upfront technology value of these transactions, which ranged from $135 million to $210 million. Financial data of the selected transactions were based on public filings, publicly available research analysts' estimates and other publicly available information. This analysis indicated a range of implied equity value of the Company of $188 million to $263 million, and an implied per share range for the Company of $4.33 to $6.01. Lazard noted that this range is inclusive of the per share consideration of $5.50.

        Premia Paid Analysis.    Lazard also performed a premia paid analysis, which is designed to provide a valuation of the Company based on the premia paid in selected biotechnology transactions involving all cash acquisitions of public company targets with a transaction value of less than $1 billion. Lazard's analysis was based on the four week implied premia of such transactions. The implied premia in this analysis were calculated comparing the transaction price prior to the announcement of the transaction to the target company's stock price one month prior to the announcement of the transaction. The results of these calculations are as follows:

	Range	Median
One-Month	51.4%–245.6%	109.9%

        From these premia, Lazard, based on its experience with merger and acquisitions transactions, derived a reference range for the Common Stock as of May 20, 2008 of $2.53 to $5.77. Lazard noted that the market price of $1.67 per Company share as of May 27, 2008 was below this range and the per share consideration of $5.50 was within the range.

  Miscellaneous

        Lazard's opinion and financial analyses were not the only factors considered by the Kosan Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Kosan Board or management. For a description of the other factors considered by the Kosan Board, see "Reasons for Recommendation" in Item 4(b) above. Lazard has consented to the inclusion of and references to its opinion in this document.

        Lazard prepared these analyses for the purpose of providing an opinion to the Kosan Board as to the fairness, from a financial point view, of the $5.50 per share cash consideration to be received in the Offer and the Merger by the holders of Common Stock (other than excluded holders). The $5.50 per share in cash consideration to be received by the holders of Common Stock (other than excluded holders) pursuant to the Merger Agreement was determined through arm's-length negotiations between the Company and BMS and was approved by the Kosan Board. Lazard did not recommend any specific consideration to the Company or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

        Under the terms of the engagement letter, the Company has agreed to pay Lazard a customary transaction fee, a majority of which is payable upon completion of the transaction. In addition, the Company has agreed to reimburse Lazard for all reasonable document production and out-of-pocket expenses incurred in connection with its engagement under the engagement letter, including the fees of outside counsel. In addition, in the ordinary course of their respective businesses, Lazard and affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of the Company or BMS for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

        Lazard is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for real estate, corporate and other purposes. Lazard was selected to act as investment banker to the Company because of its expertise and its reputation in investment banking and mergers and acquisitions and its strong presence in the life sciences industry.

        Lazard may in the future provide investment banking services to the Company or BMS and would expect to receive customary fees.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Company retained Lazard to act as its financial advisor in connection with a possible sale transaction. The Company has agreed to pay Lazard a customary fee for its financial advisory services in connection with the transaction, a majority of which is payable upon completion of the transaction. In addition, the Company has agreed to reimburse Lazard for all reasonable document production and out-of-pocket expenses incurred in connection with its engagement under the engagement letter, including the fees of outside counsel. In the ordinary course of their respective businesses, Lazard and affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of the Company or BMS for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

        Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Other than as set forth below, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company and no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Helen S. Kim	04/01/08	50,000	$1.57	Grant of option to purchase Common Stock
Peter Licari	03/31/08	4,990	$1.4535	Purchase of Common Stock pursuant to Purchase Plan
Peter Licari	05/07/08	20,000	$1.84	Grant of option to purchase Common Stock
Pieter B. Timmermans	05/07/08	20,000	$1.84	Grant of option to purchase Common Stock
Gary Titus	03/31/08	1,092	$1.4535	Purchase of Common Stock pursuant to Purchase Plan
Peter Davis(1)	05/23/08	10,500	$1.58	Grant of option to purchase Common Stock
Bruce A. Chabner(1)	05/23/08	6,000	$1.58	Grant of option to purchase Common Stock
Kevan Clemens(1)	05/23/08	7,000	$1.58	Grant of option to purchase Common Stock
Jean Deleage(1)	05/23/08	8,000	$1.58	Grant of option to purchase Common Stock
Chaitan Khosla(1)	05/23/08	5,000	$1.58	Grant of option to purchase Common Stock
Christopher T. Walsh(1)	05/23/08	9,000	$1.58	Grant of option to purchase Common Stock

(1)
On May 28, 2008, each of the members of the Kosan Board agreed to cancel the options to purchase Common Stock that were granted on May 23, 2008. Such cancellation is subject to and effective upon the occurrence of the Acceptance Time.

        During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7.    Purposes of the Transaction and Plans or Proposals.

  (a)
  Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

  (b)
  Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  (c)
  Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Kosan Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Kosan Board other than at a meeting of the Company's stockholders and is incorporated herein by reference.

  Top-Up Option

        Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Option"), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Offer Price paid in the Offer up to that number of newly-issued shares of Common Stock (the "Top-Up Shares") equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by BMS at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a fully diluted basis). In no event would the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option (giving effect to the shares of Common Stock issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Common Stock as if such shares were outstanding). In addition, the Top Up Shares will not be issued if such issuance would required approval of the Company's stockholders under applicable law, including the applicable rules of the Nasdaq Stock Market.

        Provided that no legal requirement prohibits the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise, Purchaser may exercise the Top-Up Option at any one time following the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement.

  Vote Required to Approve the Merger and DGCL Section 253

        The Kosan Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

  State Takeover Laws

        The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Kosan Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

  Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and specified waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Common Stock in the Offer and the Merger.

        Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing by BMS of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. BMS and Purchaser expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser's purchase of Common Stock in the Offer and the Merger during the week of June 2, 2008, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the filing, moved to the next business day if expiration would otherwise fall on a weekend or federal holiday, unless earlier terminated by the FTC and the Antitrust Division or BMS and the Company receive a request for additional information or documentary material prior to that time. If, at the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days, subject to the same expiration rules above regarding weekends and federal holidays, following the date of the Company's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with the Company's consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of substantial assets of BMS, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

  The Rights Agreement Amendment

        In connection with and prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement, in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including (i) the approval, execution and delivery of the Merger Agreement or any amendment thereto, (ii) the acceptance for payment or purchase by Purchaser of Common Stock pursuant to the Offer, (iii) the Merger, (iv) the consummation of any other transactions contemplated by the Merger Agreement, or (v) the announcement of the Merger Agreement, the Offer, the Merger or any other transactions contemplated by the Merger Agreement.

        The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

  Appraisal Rights

        The Company's stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a "Remaining Stockholder") who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the "fair value" of such holder's Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

        The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

        Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company's stockholders or pursuant to written consent of the Company's stockholders (a "Long-Form Merger") or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the "Notice of Merger") to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company's stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

        In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

        A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

        Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Kosan Biosciences Incorporated, 3832 Bay Center Place, Hayward, California 94545. The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

        In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder's right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

        Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

        Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that BMS would cause the surviving corporation in the Merger to argue in any appraisal proceeding that, for purposes thereof, the "fair value" of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

        Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

        At any time within 60 days after the Effective Time, any former holder of Common Stock who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder's rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands BMS has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

        Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 29, 2008.(1)(2)
(a)(1)(B)	Form of Letter of Transmittal.(1)(2)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)(2)
(a)(1)(G)	Summary Newspaper Advertisement as published on May 29, 2008 in The Wall Street Journal.(1)
(a)(1)(H)
Joint press release issued by Bristol-Myers Squibb Company and Kosan Biosciences Incorporated, dated May 29, 2008 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 29, 2008).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).(2)
(a)(2)(A)	Letter to Stockholders from the President and Chief Executive Officer of Kosan Biosciences Incorporated, dated May 29, 2008.(2)
(a)(2)(B)	Transcript of a conference call conducted by Kosan Biosciences Incorporated on May 29, 2008 (incorporated by reference to Schedule 14D-9/C filed by Kosan Biosciences Incorporated on May 29, 2008).
(a)(5)	Opinion of Lazard Frères & Co. LLC to the Board of Directors of Kosan Biosciences Incorporated, dated May 28, 2008 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)
(e)(1)
Agreement and Plan of Merger, dated as of May 28, 2008, by and among Bristol-Myers Squibb Company, a Delaware corporation, KB Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company, and Kosan Biosciences Incorporated (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on May 29, 2008).
(e)(2)
Form of Indemnification Agreement entered into by Kosan Biosciences Incorporated with each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and filed on March 17, 2008).
(e)(3)
Form of Level I Change of Control and Severance Benefit Agreement entered into by Kosan Biosciences Incorporated with each of its executive officers (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and filed on March 15, 2006).
(e)(4)	Stockholder Agreement, dated May 28, 2008, by and among Bristol-Myers Squibb Company, KB Acquisition Corp. and certain stockholders of Kosan Biosciences Incorporated.(1)
(e)(5)	Standstill Agreement, dated May 15, 2008, by and between Kosan Biosciences Incorporated and Bristol-Myers Squibb Company.
(e)(6)
Amendment No. 1 to Rights Agreement, dated as of May 28, 2008, by and between Mellon Investor Services LLC and Kosan Biosciences Incorporated (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 29, 2008).

(1)
Incorporated by reference to the Schedule TO filed by KB Acquisition Corp. and Bristol-Myers Squibb Company on May 29, 2008.

(2)
Included in materials mailed to stockholders of Kosan Biosciences Incorporated.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOSAN BIOSCIENCES INCORPORATED
By:	/s/ HELEN S. KIM
Name:	Helen S. Kim
Title:	President and Chief Executive Officer

Dated: May 29, 2008

Annex I	—	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder
Annex II	—	Opinion of Lazard Frères & Co. LLC to the Board of Directors of Kosan Biosciences Incorporated, dated May 28, 2008
Annex III	—	Section 262 of the Delaware General Corporation Law

ANNEX I

KOSAN BIOSCIENCES INCORPORATED
3832 BAY CENTER PLACE
HAYWARD, CA 94545
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        This Information Statement is being mailed on or about May 29, 2008 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Kosan Biosciences Incorporated, a Delaware corporation ("Kosan" or the "Company"), with respect to the tender offer by KB Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("BMS"), to the holders of record of shares of common stock, par value $0.001 per share, of Kosan. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms "us," "we" and "our" to refer to Kosan. You are receiving this Information Statement in connection with the possible election of persons designated by BMS to at least a majority of the seats on the board of directors of Kosan (the "Kosan Board" or the "Board"). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of May 28, 2008 (the "Merger Agreement"), by and among BMS, Purchaser and Kosan.

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on May 29, 2008 to purchase all of the outstanding shares of common stock of Kosan ("Common Stock") including all associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of October 5, 2001, between Kosan and Mellon Investor Services LLC, as amended from time to time, at a price of $5.50 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated May 29, 2008 (the "Offer to Purchase"). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 25, 2008, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Kosan's stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and BMS with the Securities and Exchange Commission (the "SEC") on May 29, 2008.

        The Merger Agreement provides that, following the acceptance for payment of shares of Common Stock pursuant to and subject to the conditions of the Offer (the "Acceptance Time"), and subject to applicable legal requirements, BMS or Purchaser will be entitled to designate, from time to time, such number of members of the Kosan Board as will give Purchaser representation equal to at least that number of directors, rounded up to the next whole number, that is the product of (x) the total number of directors on the Kosan Board (giving effect to the directors elected or appointed by BMS or Purchaser) multiplied by (y) the percentage that the number of shares of Common Stock owned by BMS, Purchaser or any other subsidiary of BMS (including shares of Common Stock accepted for payment and paid for pursuant to the Offer) bears to (ii) the number of shares of the Common Stock then outstanding. Pursuant to the Merger Agreement, in order for BMS or Purchaser to designate directors to the Kosan Board, BMS, Purchaser or any other subsidiary of BMS must own a number of shares of Common Stock that equal at least a majority of the voting power of the then outstanding shares of Common Stock. As a result, BMS would have the ability under the Merger Agreement to designate at least a majority of the Kosan Board.

        In connection with the foregoing, Kosan is obligated to take all action reasonably requested by BMS necessary to effect any election or appointment of directors designated by BMS or Purchaser,

including increasing the size of the Kosan Board or obtaining the resignation of such number of Kosan's current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Kosan Board in compliance with applicable legal requirements.

        The Merger Agreement provides that following the election or appointment of BMS' or Purchaser's designees to the Kosan Board and until the Effective Time, the approval of a majority of the independent directors then in office will be required for: (a) Kosan to consent to amend or terminate the Merger Agreement; (b) Kosan to consent to waive any of Kosan's rights or remedies under the Merger Agreement; (c) Kosan to consent to extend the time for the performance of any of the obligations or other acts of Purchaser or BMS; or (d) any withdrawal, modification, amendment or qualification by the Kosan Board of the recommendation of the Kosan Board that Kosan stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the Merger Agreement.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder in connection with the appointment of BMS' and Purchaser's designees to the Kosan Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

        The information contained in this Information Statement (including information herein incorporated by reference) concerning BMS, Purchaser and BMS' and Purchaser's designees has been furnished to Kosan by BMS, and Kosan assumes no responsibility for the accuracy or completeness of such information.

DESIGNEES OF BMS AND PURCHASER

        BMS has informed Kosan that it will choose its designees to the Kosan Board from the executive officers and directors of BMS and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders of Kosan. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. BMS has informed Kosan that each of the executive officers and directors of BMS and/or Purchaser listed in Schedule I to the Offer to Purchase who may be chosen has consented to act as a director of Kosan, if so designated.

        Based solely on the information set forth in Schedule I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of BMS and/or Purchaser listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, Kosan, or (2) has a familial relationship with any directors or executive officers of Kosan. Kosan has been advised that, to the best knowledge of Purchaser and BMS, none of the executive officers or directors of BMS and/or Purchaser listed in Schedule I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Kosan and none have been involved in any transactions with Kosan or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        BMS has informed Kosan that, to the best of its knowledge, none of the executive officers or directors of BMS and/or Purchaser listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that BMS' and Purchaser's designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than June 25, 2008, and that, upon assuming office, BMS' and Purchaser's designees will thereafter constitute at least a majority of the Kosan Board. It is currently not known which of the current directors of Kosan would resign, if any.

CERTAIN INFORMATION CONCERNING KOSAN

        The authorized capital stock of Kosan consists of 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share, of which 1,000,000 shares of preferred stock are designated as Series A Junior Participating Preferred Stock. As of the close of business on May 27, 2008, there were 42,656,290 shares of Common Stock outstanding and no shares of Kosan Preferred Stock outstanding. The Kosan Board currently consists of six members.

        The Common Stock is the only class of voting securities of Kosan outstanding that is entitled to vote at a meeting of stockholders of Kosan. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF KOSAN

        Set forth below are the name, age and position of each director and executive officer of Kosan as of April 28, 2008.

Name	Age	Position Held with Kosan
Bruce A. Chabner, M.D.	67	Director
Kevan Clemens, Ph.D.	63	Director
Peter Davis, Ph.D.	63	Director; Chairman of the Board
Jean Deleage, Ph.D.	67	Director
Chaitan Khosla, Ph.D.	43	Director
Christopher T. Walsh, Ph.D.	64	Director
Helen S. Kim	45	President and Chief Executive Officer
Peter J. Licari, Ph.D.	44	Senior Vice President, Manufacturing and Operations
Pieter B.M.W.M. Timmermans, Ph.D.	58	Senior Vice President, Drug Discovery and Preclinical Research
Gary S. Titus	48	Senior Vice President and Chief Financial Officer
Jonathan K. Wright	40	Senior Vice President, General Counsel and Secretary

        Bruce A. Chabner, M.D.    has served as a director since September 2001. Dr. Chabner has served as the Clinical Director of the Massachusetts General Hospital Cancer Center and as Professor of Medicine at Harvard Medical School since 1995. Dr. Chabner has also served as the Associate Director for Clinical Science of the Dana-Farber/Harvard Cancer Center since 1999 and has held numerous academic appointments, including the position of Director of the Division of Cancer Treatment of the National Cancer Institute from 1982 to 1995. Dr. Chabner served on the board of Oncotech, Inc. until February 2008, and is currently a member of the board of directors of Pharma Mar S.A. Dr. Chabner has received numerous awards, including Phi Beta Kappa, Alpha Omega Alpha, the Public Health Service's Distinguished Service Medal, the Karnofsky Award of the American Society for Clinical Oncology and the Bruce F. Cain Award for Drug Development of the American Association for Cancer Research. Dr. Chabner received a B.A. from Yale College and an M.D. from Harvard Medical School.

        Kevan Clemens, Ph.D.    Dr. Clemens has served as a director since May 2006. In June 2004, Dr. Clemens retired after 30 years of experience in the pharmaceutical industry. In his last position as Executive Vice President, Business Director of Hoffmann-La Roche Inc., a pharmaceutical company, he ran the Global Oncology business, including its strategic and business plans and the development and marketing of its products. Previously, he served Roche in various positions, including Global Head of Specialty Care, Global Head of Project Management and the Head of Clinical Operations for North and South America. Dr. Clemens worked for 25 years at Syntex and Roche in various development, sales and marketing positions including Head of Pharmacoeconomic Research and Global Pricing. Dr. Clemens is the Chairman of the board of directors of Chelsea Therapeutics International, Ltd. Dr. Clemens received a G.R.I.C. from Kingston Polytechnic and a Ph.D. from the University of London.

        Peter Davis, Ph.D.    has served as a director since April 1998 and as the Chairman of the Kosan Board since April 2006. Since 2002, Dr. Davis has worked as an independent consultant to a number of companies. Dr. Davis served as president of DNA Plant Technologies Corp., an agriculture biotechnology company, from 2001 to 2002. Dr. Davis was a member of the Executive Committee of Pulsar International, S.A., a management consultant company and an affiliate of A.G. Biotech Capital, from 1993 to 2001. From 1975 to 1993, Dr. Davis was a faculty and staff member of the Wharton School of the University of Pennsylvania. His primary appointments included Director of the Applied Research Center and Director of Executive Education. He is chairman of the board of directors of TorreyPines Therapeutics, Inc. and is a member of the boards of directors of several private companies. Dr. Davis received a B.A. in physics from Cambridge University, a Masters Degree in operations research from the London School of Economics and a Ph.D. in operations research from the Wharton School.

        Jean Deleage, Ph.D.    has served as a director since April 1996. Dr. Deleage is a founder and managing director of Alta Partners, a venture capital firm investing in information technologies and life science companies. In 1979, Dr. Deleage was a founder and a managing partner of Burr, Egan, Deleage & Co., a venture capital firm in San Francisco and Boston. In 1971, he became a member of Sofinnova's initial team, a venture capital organization in Paris, and in 1976 formed Sofinnova, Inc. (the U.S. subsidiary of Sofinnova). Dr. Deleage is a member of the board of directors of IDM Pharma, Inc., Innate Pharma SA, LifeCycle Pharma A/S, Rigel Pharmaceuticals, Inc., TorreyPines Therapeutics, Inc. and a number of private companies. In 1984, Dr. Deleage was awarded the Ordre National du Merite, and in 1993, he was awarded the Legion of Honor from the French government in recognition of his career accomplishments. Dr. Deleage received a Master's Degree in electrical engineering from Ecole Superieurie d'Electricite and a Ph.D. in economics from the University of Paris, Sorbonne.

        Chaitan Khosla, Ph.D.    is one of Kosan's co-founders and has served as a director since Kosan's inception in January 1995. Dr. Khosla has been a Professor of Chemical Engineering, Chemistry and Biochemistry at Stanford University since 2001 and has been a faculty member since 1992. Dr. Khosla is the chairman of our Scientific Advisory Board. Dr. Khosla is the inventor of the combinatorial biosynthesis technology that we licensed from Stanford University. He is the recipient of several awards, including the 1999 Alan T. Waterman award by the National Science Foundation, the 1999 Eli Lilly Award in biological chemistry and the 2000 ACS Award in pure chemistry. Dr. Khosla is the author of over 200 publications and is an inventor on numerous patents. Dr. Khosla received a B.S. Tech. from the Indian Institute of Technology, Bombay, India and a Ph.D. from the California Institute of Technology.

        Christopher T. Walsh, Ph.D.    has served as a director since April 1996. Dr. Walsh has been the Hamilton Kuhn Professor of Biological Chemistry and Molecular Pharmacology at Harvard Medical School since 1991 and formerly was President of the Dana-Farber Cancer Institute and Chairman of the Department of Biological Chemistry and Molecular Pharmacology at Harvard Medical School. He has performed extensive research in enzyme stereochemistry, reaction mechanisms and the mechanisms of action of anti-infective and immunosuppressive agents. From 1996 until July 2003, Dr. Walsh served as co-chairman of Kosan's Scientific Advisory Board. Dr. Walsh is also a member of the board of directors of Critical Therapeutics, Inc. and several private companies. Dr. Walsh received an A.B. in biology from Harvard University and a Ph.D. in life sciences from The Rockefeller University, New York.

        Helen S. Kim has served as Kosan's President and Chief Executive Officer since March 2008. Ms. Kim joined Kosan as its Chief Business Officer in January 2008 and was promoted to office of President in February 2008. Prior to joining Kosan, Ms. Kim held various executive level positions in the biotech industry for 14 years. Ms. Kim held positions of Chief Business Officer at Affymax, Inc. from 2002 until 2003, Senior Vice President of Corporate Development at Onyx Pharmaceuticals, Inc. from 1999 until 2002, Vice President of Marketing and Project Management at Protein Design

Labs, Inc. (now PDL BioPharma, Inc.) from 1998 until 1999, and Vice President of Strategic Marketing at Chiron Corporation (now a division of Novartis Vaccines and Diagnostics, Inc.) from 1997 until 1998. Most recently, Ms. Kim served as Chief Program Officer for the Gordon and Betty Moore Foundation from 2003 until 2008 where she successfully developed initiatives to transform healthcare delivery practices in acute care hospitals. Ms. Kim received a B.S. in Chemical Engineering from Northwestern University and a M.B.A. from the University of Chicago.

        Peter J. Licari, Ph.D.    has served as Kosan's Senior Vice President, Manufacturing and Operations since February 2006. Dr. Licari joined Kosan in 1998 and served in various capacities, including Vice President, Process Sciences from 2001 until February 2006 and Executive Director, Process Sciences from 2000 to 2001. Prior to joining Kosan in August 1998, Dr. Licari was Director, Vaccine Manufacturing and Development at Massachusetts Biologic Laboratories, where he managed the manufacturing and development of licensed and investigational vaccines. From 1993 to 1996, Dr. Licari served as Senior Scientist at BASF Bioresearch Corporation, where he managed the fermentation process development group responsible for the production of proteins from animal cells, insect cells, yeast and bacteria. From 1992 to 1993, Dr. Licari served as an Engineering Associate at Merck & Co., Inc. Dr. Licari received a B.S. and M.S. in chemical engineering from Tufts University, a Ph.D. in chemical engineering from the California Institute of Technology and an M.B.A. from Pepperdine University.

        Pieter B.M.W.M. Timmermans, Ph.D.    has served as Kosan's Senior Vice President, Drug Discovery and Preclinical Development since February 2006. He served as Kosan's Senior Vice President, Preclinical Development from January 2005 to February 2006. From August 2004 to January 2005, Dr. Timmermans served as Vice President, Pharmacology and Preclinical Development at Amgen Inc., a biopharmaceutical company, subsequent to its acquisition of Tularik Inc., a biotechnology company. From 1997 to 2004, Dr. Timmermans held the same position at Tularik. Previously, he served in various management positions at The DuPont Merck Pharmaceutical Company and E.I. du Pont de Nemours & Company. He also was Associate Professor in Pharmacology at the University of Amsterdam. The author of more than 580 scientific publications, Dr. Timmermans received a B.S. in chemistry, mathematics, physics and biology and a Ph.D. in molecular pharmacology from Leiden State University in the Netherlands.

        Gary S. Titus has served as Kosan's Senior Vice President and Chief Financial Officer since September 2006. Mr. Titus served as Acting Chief Financial Officer of Nuvelo, Inc., a biotechnology company, from October 2005 to August 2006. From July 2004 to October 2005, Mr. Titus served as Vice President Finance and Chief Accounting Officer of Nuvelo, Inc. and Senior Director Finance from January 2003 to July 2004. From January 2002 to January 2003, Mr. Titus served as Senior Director Finance of Metabolex, Inc., a biotechnology company. From May 2001 to January 2002, he served as Senior Director Finance of Intrabiotics Pharmaceuticals, Inc., a biotechnology company, and Director Finance from January 2000 to April 2001. Mr. Titus received a B.S. in finance from the University of Florida and a B.S. in accounting from the University of South Florida, and he is a Certified Public Accountant.

        Jonathan K. Wright has served as Kosan's Senior Vice President, General Counsel and Secretary since November 2007. From December 2006 to November 2007, Mr. Wright served as General Counsel of Dexterra, Inc., a privately held mobile enterprise software company. From July 2002 until December 2006, he served as General Counsel of Targeted Genetics Corporation, a biotechnology company. Prior to that, Mr. Wright worked for several privately held technology companies, including Widevine Technologies as its General Counsel, and Corbis Corporation as its Corporate Counsel primarily responsible for advising its corporate development, acquisition and product development teams. Before moving to in-house practice, Mr. Wright was an attorney at Heller Ehrman LLP. Mr. Wright received a J.D. from Columbia University School of Law and a B.A. from the University of Washington.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Kosan Board

        As required under The NASDAQ Stock Market ("NASDAQ") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board consults with Kosan's internal and external legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

        Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Kosan, its senior management and its independent auditors, the Board affirmatively has determined that all of Kosan's directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Dr. Khosla. Dr. Khosla has received compensation as a consultant to Kosan within the past three years. Dr. Robert G. Johnson, who served on our Board of Directors until February 27, 2008, was not independent within the meaning of the applicable NASDAQ listing standards since he served as our President and Chief Executive Officer until his resignation on February 27, 2008. The Board has also determined that each current member of the Compensation Committee and the Corporate Governance and Nominating Committee is independent, as currently defined in Rule 4200(a)(15) of the NASDAQ listing standards; and all current members of Kosan's Audit Committee are independent as independence is currently defined in Rule 4350(d)(2)(A)(i) of the NASDAQ listing standards and Rule 10A-3 of the Exchange Act.

Information Regarding the Kosan Board and its Committees

        The Kosan Board has five standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, a Financing Committee and a Strategic Advisory Committee. The following table provides membership and meeting information for the fiscal year ended December 31, 2007 for each of the standing Board committees:

Name	Audit	Compensation	Corporate Governance and Nominating	Financing	Strategic Advisory
Bruce A. Chabner		X
Kevan Clemens		X	X		X*
Peter Davis	X	X*		X
Jean Deleage	X*		X	X	X
Charles J. Homcy(1)	X				X
Robert G. Johnson(2)				X
Chaitan Khosla					X
Christopher T. Walsh		X	X*		X
Total number of meetings	5	10	5	6	4

*
Committee Chairperson

(1)
Dr. Homcy resigned from the Kosan Board, the Audit Committee and Strategic Advisory Committee effective May 24, 2008.

(2)
Dr. Johnson resigned from the Kosan Board and as the Chief Executive Officer and President of Kosan on February 27, 2008.

        Below is a description of each standing committee of the Board. Each of the committees has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of the Audit Committee, Compensation Committee and the Corporate Governance and Nominating Committee meets the applicable rules and regulations regarding "independence" and that each such member is free of any relationship that would interfere with his individual exercise of independent judgment with regard to Kosan.

Audit Committee

        The Audit Committee oversees Kosan's corporate accounting and financial reporting process and audits of Kosan's financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on Kosan's engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting and significant accounting principal, policies and practices; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by Kosan regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in Kosan's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of Kosan's quarterly financial statements. The Audit Committee charter can be found on Kosan's corporate website at www.kosan.com under the section entitled "Investors/Press" at "Corporate Governance." Three directors currently comprise the Audit Committee: Drs. Davis, Deleage and Walsh. Dr. Homcy served on the Audit Committee until his resignation from the Kosan Board effective as of May 24, 2008 and Dr. Walsh was appointed as his replacement on the Audit Committee effective as of May 24, 2008. During the fiscal year ended December 31, 2007, the Audit Committee met five times.

        The Board annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all current members of Kosan's Audit Committee are independent as independence is currently defined in Rule 4350(d)(2)(A)(i) of the NASDAQ listing standards and Rule 10A-3 of the Exchange Act. The Board has determined that Drs. Davis and Deleage qualify as "audit committee financial experts," as defined in applicable SEC rules. In making such determination, the Board made a qualitative assessment of the knowledge and experience of Drs. Davis and Deleage based on a number of factors, including their formal education and their past business experience.

Compensation Committee

        The Compensation Committee of the Board reviews and approves the overall compensation strategy and policies for Kosan. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of Kosan's executive officers; recommends to the Board for approval the compensation and other terms of employment of Kosan's Chief Executive Officer; recommends to the Board for approval the compensation and other terms of employment of the other executive officers; and administers Kosan's stock option plans, bonus plans, and Kosan's other compensation and benefit plans. The Compensation Committee charter can be found on Kosan's corporate website at www.kosan.com under the section entitled "Investors/Press" at "Corporate Governance." Four directors comprise the Compensation Committee: Drs. Chabner, Clemens, Davis and Walsh. The Board has determined that Drs. Chabner, Clemens, Davis and Walsh are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). During the fiscal year ended December 31, 2007, the Compensation Committee met ten times.

        Typically, the Compensation Committee meets at least five times annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the chairman of the Compensation Committee, in consultation with the Chief Executive Officer and other members of senior management. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer does not participate in and is not present during any deliberations or determinations of the Compensation Committee regarding his or her compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of Kosan, as well as authority to obtain, at the expense of Kosan, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

        During the past two fiscal years, the Compensation Committee utilized Mary Ann Rafferty as a consultant on compensation and other human resource related matters. Ms. Rafferty was engaged by Kosan. Ms. Rafferty is knowledgeable about Kosan and the biotechnology sector, particularly in the San Francisco Bay Area. The Compensation Committee, with input from Ms. Rafferty:

  •
  evaluated the efficacy of Kosan's existing compensation strategy and practices in supporting and reinforcing Kosan's long-term strategic goals; and

  •
  reviewed Kosan's compensation strategy and overall executive compensation program as linked to execution of that strategy.

        As part of her engagement, Ms. Rafferty was requested by the Compensation Committee to provide comparative compensation data on Kosan's peer group and to perform analyses of competitive performance and compensation levels for that group. Following an active dialogue with Kosan's then Chief Executive Officer and Ms. Rafferty, and utilizing the data and analyses provided by Ms. Rafferty, the Compensation Committee approved compensation packages for all named executive officers, except that Kosan's then Chief Executive Officer did not participate in the discussion or determination of his own compensation.

        Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. However, at this time, there are no active subcommittees of the Compensation Committee.

        Historically, the Compensation Committee has made most significant adjustments to annual compensation and determined bonus and equity awards at a meeting held in December and established new performance objectives at one or more meetings held in December or during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of Kosan's compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his or her performance is conducted by the Compensation

Committee, which determines any adjustments to his or her compensation as well as awards to be granted. For all executives, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive compensation paid at other companies identified by the consultant.

Corporate Governance and Nominating Committee

        The Corporate Governance and Nominating Committee of the Kosan Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of Kosan (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the committees and the Board, and developing a set of corporate governance principles for Kosan. The Corporate Governance and Nominating Committee also administers Kosan's code of ethics, which is described below under the heading "Code of Ethics." The Corporate Governance and Nominating Committee charter can be found on Kosan's corporate website at www.kosan.com under the section entitled "Investors/Press" at "Corporate Governance." Three directors comprise the Committee: Drs. Clemens, Deleage and Walsh. The Board has determined that Drs. Clemens, Deleage and Walsh are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). During the fiscal year ended December 31, 2007, the Corporate Governance and Nominating Committee met five times.

        Because Kosan is an emerging company with rapidly evolving and expanding research and clinical programs, the Board does not believe that it is appropriate to adopt, and the Corporate Governance and Nominating Committee has not adopted, a formal policy with respect to a fixed set of minimum qualifications for its candidates for membership on the Board. Instead, in considering candidates for director, the Corporate Governance and Nominating Committee will generally consider all relevant factors, including the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to Kosan, the availability of the candidate to devote sufficient time and attention to the affairs of Kosan and the candidate's demonstrated character and judgment. In conducting its assessment of potential candidates for director, the Corporate Governance and Nominating Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Kosan, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Corporate Governance and Nominating Committee reviews such directors' overall service to Kosan during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Corporate Governance and Nominating Committee also determines whether the nominee must be independent, which determination is based on applicable NASDAQ listing standards, applicable Commission rules and regulations and the advice of counsel, if necessary. The Corporate Governance and Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Corporate Governance and Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Corporate Governance and Nominating Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Corporate Governance and Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

        The Corporate Governance and Nominating Committee generally will evaluate and consider all candidates recommended by Kosan's directors, officers and security holders. The Corporate

Governance and Nominating Committee intends to consider security holder recommendations for directors using the same criteria as potential nominees recommended by the members of the Corporate Governance and Nominating Committee or others. To date, the Corporate Governance and Nominating Committee has not received any nor rejected a timely director nominee from a stockholder or stockholders holding more than 5% of Kosan's voting stock.

        Security holders who wish to recommend individuals for consideration by the Corporate Governance and Nominating Committee to become nominees for election to the Board may do so by delivering a written recommendation by certified mail only, c/o the Chairman or Secretary, at the following address: Kosan Biosciences Incorporated, 3832 Bay Center Place, Hayward, CA 94545. Recommendations must be delivered no sooner than 120 and no later than 90 days prior to the anniversary date of the mailing of Kosan's proxy statement for the last annual meeting of stockholders. Kosan mailed its proxy statement on or about April 28, 2008, to all stockholders of record entitled to vote at the 2008 Annual Meeting of Stockholders. Accordingly, for the 2009 Annual Meeting of Stockholders, a recommendation from a security holder must be received not earlier than the close of business on December 29, 2008, nor later than the close of business on January 28, 2009. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of Kosan's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

        The Corporate Governance and Nominating Committee charter states that part of the duties of the Corporate Governance and Nominating Committee is to annually review and recommend to the Board compensation paid to the directors to ensure that the compensation properly reflects the responsibilities and risks involved in being a director or Chairman, and annually review and recommend to the Board any consulting arrangements or other compensation matters specific to individual directors.

Financing Committee

        The Financing Committee reviews and approves the overall strategy, plans, policies and actions related to any offering, issuance and sale of securities of Kosan. Three directors currently comprise the Financing Committee: Drs. Davis, Deleage and Walsh. During the fiscal year ended December 31, 2007, the Financing Committee met six times.

Strategic Advisory Committee

        The purpose of the Strategic Advisory Committee is to provide long-range strategic guidance on Kosan's scientific, business and organizational direction. The Strategic Advisory Committee is currently composed of four non-employee directors: Drs. Clemens, Deleage Khosla and Walsh. Dr. Homcy served on the Strategic Advisory Committee until his resignation from the Kosan Board effective May 24, 2008. The Strategic Advisory Committee met four times during the fiscal year ended December 31, 2007.

Meetings of the Kosan Board; Annual Meeting Attendance

        During the fiscal year ended December 31, 2007, the Board held nine meetings, including telephone conference meetings. During the fiscal year ended December 31, 2007, each director, except Dr. Chabner and Dr. Homcy, attended at least 75% of the aggregate of the number of meetings of the Board and the number of meetings held by all committees of the Board on which he served, held during the period for which he was a director or committee member, respectively. Dr. Chabner and Dr. Homcy attended 74% and 67%, respectively, of the aggregate of the number of meetings of the

Board and the number of meetings held by all committees of the Board on which he served. Kosan's current policy does not require directors to attend the Annual Meeting. The 2007 Annual Meeting of Stockholders was attended by seven members of the Board.

Stockholder Communications with the Kosan Board

        Kosan makes every effort to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Kosan believes its responsiveness to stockholder communications to the Board has been excellent. As a result, the Board believes that there has not been a need to adopt a formal process for stockholder communications with the Board. However, the Nominating and Corporate Governance Committee of the Board will consider, from time to time, whether adoption of a formal process for stockholder communications with the Board has become necessary or appropriate.

DIRECTOR COMPENSATION

        Cash Compensation Arrangements.    Each non-employee director other than the Chairman receives an annual retainer of $20,000 and a fee of $1,500 for each Board meeting attended ($750 for attendance by telephone). The Chairman receives an annual retainer of $40,000 in addition to the per meeting fees paid to other non-employee members of the Board. The chairman of each of the Audit, Compensation and Corporate Governance and Nominating Committees is paid an annual retainer of $5,000. Members of the Audit, Compensation and Corporate Governance and Nominating Committees are each paid a fee of $1,000 for each meeting attended ($500 for attendance by telephone), and the committee chairman is paid a fee of $1,500 for each meeting attended ($750 for attendance by telephone). The chairman of the Strategic Advisory Committee is paid an annual retainer of $15,000 and a fee of $2,500 for each meeting attended ($1,250 for attendance by telephone and, in each case, pro rated using a $2,500 per day rate for meetings under four hours). The members of the Strategic Advisory Committee other than the chairman are each paid a fee of $2,000 for each meeting attended ($1,000 for attendance by telephone and, in each case, pro rated using a $2,000 per day rate for meetings under four hours). Non-employee directors are also eligible for the reimbursement of expenses incurred in connection with attending Board and committee meetings. The total compensation paid to non-employee directors for director-related services in the fiscal year ended December 31, 2007 was $286,000. In December 2007, the Corporate Governance and Nominating Committee revised the non-employee director compensation arrangements, effective January 1, 2008, to provide that in the event that a Board meeting and a Board committee meeting fall on the same day, committee members receive fees for attending both the Board meeting and the Board committee meeting, and further revised these compensation arrangements to provide for the stock option grants under our 2006 Equity Incentive Plan as noted below.

        Equity Compensation Arrangements.    Non-employee directors are entitled to participate in Kosan's 2000 Non-Employee Director Stock Option Plan, as amended (the "Directors' Plan"). As of March 15, 2008, a total of 500,000 shares of Common Stock have been reserved for issuance under the Directors' Plan. Under the Directors' Plan, each non-employee director who becomes a director is automatically granted on the date on which such person first becomes a director, a non-statutory stock option to purchase 20,000 shares of Common Stock that, assuming continued service as a director, vests annually over four years. Under the Directors' Plan, each non-employee director is automatically granted, one day following each year's annual meeting of stockholders, a non-statutory option to purchase 5,000 shares of Common Stock that, assuming continued service as a director, vest one day before the annual meeting of stockholders subsequent to the date of grant. In addition, the Directors' Plan provides for automatic and non-discretionary annual option grants to certain non-employee directors who serve on certain committees of the Board as follows: 1,000 shares of Common Stock per committee for agreeing to serve as a member of the Audit, Compensation or Corporate Governance and Nominating Committee or 2,000 shares of Common Stock per committee for agreeing to serve as the Chairman of any such committee. The stock options for committee service are also granted one day following each year's annual meeting of stockholders and, assuming continued service as a director, vest one day before the annual meeting of stockholders subsequent to the date of grant. The exercise price of stock options granted under the Directors' Plan is equal to the fair market value on the date of grant, which is defined in the Directors' Plan to be the closing sales price for the last market trading day prior to the time of grant. All options granted under the Directors' Plan expire ten years from the date of grant, assuming continued service as a director. In the event of a merger with or into another corporation or the sale of all or substantially all of Kosan's assets, where (a) the successor corporation or parent or subsidiary of the successor corporation does not assume or substitute an equivalent option for an outstanding option granted under the Directors' Plan or (b) the optionee's status as our director or a director of the successor corporation or parent or subsidiary of the successor corporation is terminated other than by voluntary resignation, the outstanding option granted to the optionee under the Directors' Plan will become fully vested and exercisable.

        In addition to the stock option grants provided for under the Directors' Plan, effective January 1, 2008, the Chairman is automatically granted, one day following each year's annual meeting of stockholders, a non-statutory option to purchase 10,000 shares of Common Stock under Kosan's 2006 Equity Incentive Plan that, assuming continued service as a director, vests one day before the annual meeting of stockholders subsequent to the date of grant. During 2007, this additional grant was comprised of a grant for 2,500 shares of Common Stock. In addition, effective January 1, 2008, each non-employee director is automatically granted, one day following each year's annual meeting of stockholders, a non-statutory option to purchase 5,000 shares of Common Stock under Kosan's 2006 Equity Incentive Plan that, assuming continued service as a director, vests one day before the annual meeting of stockholders subsequent to the date of grant. During 2007, Kosan's non-employee directors, other than the Chairman, did not receive these additional grants. The exercise price of stock options granted under Kosan's 2006 Equity Incentive Plan is equal to the fair market value on the date of grant, which is defined in the 2006 Equity Incentive Plan to be the closing sales price for the last market trading day prior to the date of grant.

        On May 25, 2007, Kosan granted options to purchase shares of Common Stock at an exercise price of $5.89 to each of the non-employee directors as set forth in the table below. Kosan granted an option to purchase:

  •
  10,500 shares of Common Stock to the Chairman of the Board and he received no other options;

  •
  5,000 shares of Common Stock to each board member;

  •
  2,000 shares of Common Stock to each of the Chairman of the Audit, Compensation and Corporate Governance and Nominating Committees; and

  •
  1,000 shares of Common Stock to each member of the Audit, Compensation and Corporate Governance and Nominating Committees.

        As of March 15, 2008, no options had been exercised under the Directors' Plan and no non-employee directors had exercised any options under Kosan's 2006 Equity Incentive Plan.

        The following table sets forth information concerning compensation that was earned during the year ended December 31, 2007 by non-employee members of the Board. Dr. Johnson, Kosan's former President and Chief Executive Officer, did not receive any additional compensation for serving on the Board or its committees during the year ended December 31, 2007.

2007 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)	Option Number	All Other Compensation ($)	Total($)
Peter Davis, Ph.D.	61,000	36,554	10,500	—	97,554
Bruce A. Chabner, M.D.	28,500	20,607	6,000	—	49,107
Kevan Clemens, Ph.D.	51,750	38,536	7,000	—	90,286
Jean Deleage, Ph.D.	39,250	27,477	8,000	—	66,727
Charles M. Homcy, M.D.	31,000	21,923	6,000	—	52,923
Chaitan Khosla, Ph.D.	33,750	17,173	5,000	—	50,923
Christopher T. Walsh, Ph.D.	40,750	27,476	8,000	—	68,226

(1)
The amounts in this column represent the compensation cost for the year ended December 31, 2007 of stock option awards granted pursuant to Kosan's equity compensation plans and thus include amounts from outstanding stock option awards granted in and prior to 2007. These amounts have been calculated in accordance with SFAS No. 123R using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in the notes to Kosan's audited financial statements included in its Annual Report on Form 10-K filed with the SEC on March 17, 2008. These amounts reflect Kosan's accounting expense for these awards and do not correspond to the actual value that may be recognized by the directors. The aggregate grant date fair value computed in accordance with SFAS No. 123R for the option awards granted in 2007 is $38,670 for Dr. Davis, $22,098 for Dr. Chabner, $25,780 for Dr. Clemens, $29,463 for Dr. Deleage, $22,097 for Dr. Homcy, $18,415 for Dr. Khosla and $29,463 for Dr. Walsh. The number of shares of Common Stock subject to outstanding options held by Kosan's non-employee directors as of December 31, 2007 were as follows: 87,250 by Dr. Davis, 42,500 by Dr. Chabner, 29,000 by Dr. Clemens, 62,250 by Dr. Deleage, 44,000 by Dr. Homcy, 126,250 by Dr. Khosla and 98,750 by Dr. Walsh.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        As noted above, the Compensation Committee of the Board is comprised of four non-employee directors: Drs. Davis, Chabner, Clemens and Walsh. None of the members of the Compensation Committee is currently, or has ever been at any time since our formation, an officer or employee of Kosan. No executive officer of Kosan has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of Kosan's common stock as of March 15, 2008 (except as noted) by:

  •
  those persons and entities known to us to be beneficial owners of more than 5% of Common Stock;

  •
  each of Kosan's directors and nominees for director;

  •
  each executive officer named in the Summary Compensation Table; and

  •
  all of Kosan's executive officers and directors as a group;

        The percentage of ownership is based on 42,592,302 shares of common stock outstanding as of March 15, 2008. Beneficial ownership is calculated based on SEC requirements. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of Common Stock subject to options or warrants that are currently exercisable or will become exercisable within 60 days are deemed outstanding for the purpose of computing the percentage ownership of the person holding the option or warrant, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, we believe that the beneficial owners of the shares of Common Stock listed below have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Total Outstanding Shares Beneficially Owned
5% or Greater Owners:
Federated Investors, Inc.(1) Federated Investors Tower Pittsburgh, PA 15222	5,274,200	11.6%
OppenheimerFunds, Inc.(2) Two World Financial Center 225 Liberty Street, 11th Floor New York, NY 10281	4,403,578	10.3%
OrbiMed Capital LLC(3) OrbiMed Advisors LLC Samuel D. Isaly 767 Third Avenue, 30th Floor New York, NY 10017	4,196,000	9.9%
Wellington Management Company, LLP(4) 75 State Street Boston, MA 02109	3,240,272	7.6%
Daniel V. Santi, M.D., Ph.D.(5) 1700 4th Street, Suite 214, MC 2522 San Francisco, CA 94158-2330	2,591,762	6.1%
Great Point Partners, LLC(6) 165 Mason Street—3rd Floor Greenwich, CT 06830	2,458,559	5.8%

Felix J. Baker and Julian C. Baker(7) Baker Brothers Investments 667 Madison Avenue New York, NY 10021	2,258,059	5.3%
Directors and Executive Officers(14):
Bruce A. Chabner, M.D.	36,500	*
Kevan Clemens, Ph.D.	7,000	*
Peter Davis, Ph.D.	80,750	*
Jean Deleage, Ph.D.(8)	1,707,816	4.0%
Charles J. Homcy, M.D.	38,000	*
Chaitan Khosla, Ph.D.(9)	1,634,277	3.8%
Robert G. Johnson, Jr., M.D., Ph.D.(10)	672,082	1.5%
Christopher T. Walsh, Ph.D.	150,750	*
Robert De Jager, M.D.(11)	—	*
Margaret A. Horn, J.D.(12).	9,244	*
Peter J. Licari, Ph.D.(13).	213,457	*
Pieter B.M.W.M. Timmermans, Ph.D.	95,935	*
Gary S. Titus, C.P.A.	87,938	*
All current directors and current executive officers as a group (12 persons)(15)	4,052,423	9.3%

*
Less than one percent (1%)

(1)
Based solely on an amendment to Schedule 13G filed jointly on February 13, 2008 by Federated Investors, Inc., the Voting Shares Irrevocable Trust, John F. Donahue, individually and as trustee of the Voting Shares Irrevocable Trust, Rhodora J. Donahue, individually and as trustee of the Voting Shares Irrevocable Trust, and J. Christopher Donahue, individually and as trustee of the Voting Shares Irrevocable Trust. According to the filing, each of Federated Investors, Inc. and the Voting Shares Irrevocable Trust has sole voting and investment power over the shares, and the trustees of the Voting Shares Irrevocable Trust have shared voting and investment power over the shares. Federated Investors, Inc., the Voting Shares Irrevocable Trust and the trustees of the Voting Shares Irrevocable Trust disclaim beneficial ownership of the shares. The amendment to Schedule 13G filed jointly by the above-mentioned reporting persons provides information only as of December 31, 2007 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2007 and March 15, 2008.

(2)
Based solely on an amendment to Schedule 13G filed jointly on February 5, 2008 by Oppenheimer Funds, Inc. and Oppenheimer Global Opportunities Fund. According to the filing, OppenheimerFunds, Inc. has shared voting and dispositive power over 4,403,578 shares and Oppenheimer Global Opportunities Fund has shared voting and dispositive power over 4,008,088 shares. OppenheimerFunds, Inc. disclaims beneficial ownership of the shares. The amendment to Schedule 13G filed jointly by the above-mentioned reporting persons provides information only as of December 31, 2007 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2007 and March 15, 2008.

(3)
Based solely on an amendment to Schedule 13G filed jointly on February 14, 2008 by OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly. According to the filing, OrbiMed Advisors LLC has shared voting and investment power over 1,993,200 shares, OrbiMed Capital LLC has shared voting and investment power over 2,202,800 shares and Samuel D. Isaly has shared voting and investment power over 4,196,000 shares. The amendment to Schedule 13G filed jointly by the above-mentioned reporting persons provides information only as of December 31, 2007 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2007 and March 15, 2008.

(4)
Based solely on an amendment to Schedule 13G filed on February 14, 2008. According to the filing, Wellington Management Company, LLP has shared voting power over 2,295,101 shares and shared investment power over 3,240,272 shares. The amendment to Schedule 13G provides information only as of December 31, 2007 and, consequently, the beneficial ownership of Wellington Management Company, LLP may have changed between December 31, 2007 and March 15, 2008.

(5)
Ownership of outstanding shares is based solely on an amendment to Schedule 13G filed on February 13, 2008. Includes 2,529,262 shares which Dr. Santi has sole voting and investment power. Also includes 62,500 shares which Dr. Santi shares voting and investment power. The amendment to Schedule 13G filed by Dr. Santi provides information only as of December 31, 2007 and, consequently, the beneficial ownership of Dr. Santi may have changed between December 31, 2007 and March 15, 2008. Also includes 586,950 shares that Dr. Santi has the right to acquire pursuant to options exercisable within 60 days after March 15, 2008.

(6)
Based solely on an amendment to Schedule 13G filed jointly on February 14, 2008 by Great Point Partners, LLC, Jeffrey R. Jay, M.D. and David Kroin. According to the filing, Great Point Partners, LLC, Jeffrey R. Jay, M.D. and David Kroin. have shared voting and dispositive power over the shares. Great Point Partners, LLC, Jeffrey R. Jay, M.D. and David Kroin disclaim beneficial ownership of the shares, except to the extent of their respective pecuniary interest. The amendment to Schedule 13G filed jointly by the above-mentioned reporting persons provides information only as of December 31, 2007 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2007 and March 15, 2008.

(7)
Based solely on an amendment to Schedule 13G filed jointly on February 14, 2008 by Felix J. Baker and Julian C. Baker. Includes 1,590,074 shares of common stock owned by Baker Brothers Life Sciences, L.P., 583,208 shares of common stocks owned by Baker Biotech Fund I, L.P., 51,072 shares of common stock owned by 14159, L.P., 31,071 shares of common stock owned by Baker/Tisch Investments, L.P., and 2,634 shares of common stock owned by Baker Bros. Investments II, L.P. Felix J. Baker and Julian C. Baker, by virtue of the their ownership of entities that have the power to control the investment decisions of each of the entities listed above, share voting and dispositive power with respect to the shares held by each such entity and disclaims beneficial ownership of such shares in which he has no pecuniary interest. The amendment to Schedule 13G filed jointly by the above-mentioned reporting persons provides information only as of December 31, 2007 and, consequently, the beneficial ownership of above-mentioned reporting persons may have changed between December 31, 2007 and March 15, 2008.

(8)
Includes 1,527,778 shares held by Alta BioPharma Partners II, L.P. and 66,820 shares held by Alta Embarcadero BioPharma Partners II, LLC. Dr. Deleage is a managing director of Alta BioPharma Management II, LLC (which is the general partner of Alta BioPharma Partners II, L.P.) and a manager of Alta Embarcadero BioPharma Partners II, LLC. Thus, Dr. Deleage shares voting and dispositive power for the shares held by the foregoing funds. Dr. Deleage disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein.

(9)
Includes 1,450,141 shares held by Chaitan Khosla and Susanne E. Ebert-Khosla, Trustees of the Chaitan S. Khosla and Susanne E. Ebert-Khosla 1998 Inter Vivos Trust, of which Dr. Khosla shares voting and investment power.

(10)
Includes 1,000 shares held by Margaret Liu, Dr. Johnson's spouse. Dr. Johnson resigned as our President and Chief Executive Officer effective February 27, 2008, and also resigned as a member of the Board, effective as of the same date.

(11)
Dr. De Jager resigned as our Senior Vice President, Clinical Development and Chief Medical Officer effective August 8, 2007. Dr. De Jager's address is c/o Poniard Pharmaceuticals, 7000 Shoreline Court, Suite 270, South San Francisco, CA 94080.

(12)
Ms. Horn resigned as our Senior Vice President, Legal and Corporate Development, General Counsel and Secretary effective August 24, 2007. Ms. Horn's address is c/o Cogentus Pharmaceuticals, 301 Ravenswood Avenue, Suite 100, Menlo Park, CA 94025.

(13)
Includes 5,570 shares held by Peter J. Licari and Linda I. Licari, trustees of the Licari 2006 Trust.

(14)
Unless otherwise indicated in the table or footnotes, the address of each individual listed in the table is Kosan Biosciences Incorporated, 3832 Bay Center Place, Hayward, California 94545. For each director and named executive officer listed in the table above, that table includes beneficial ownership of the number of shares of common stock set forth below opposite such director's or named executive officer's name, which shares may be acquired within 60 days of March 15, 2008 pursuant to the exercise of options granted under our stock option plans:

(15)
Includes an aggregate of 795,322 shares that our executive officers and directors have the right to acquire within 60 days of March 15, 2008 pursuant to the exercise of options granted under our stock option plans. Due to the resignations of Dr. Johnson, Dr. De Jager and Ms. Horn effective February 27, 2008, August 8, 2007 and August 24, 2007, respectively, such number does not include shares held by Dr. Johnson, Dr. De Jager or Ms. Horn, nor does such number include any shares issuable upon exercise of options which Dr. Johnson, Dr. De Jager and Ms. Horn have the right to acquire within 60 days of March 15, 2008.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires Kosan's directors and executive officers, and persons who own more than 10% of a registered class of Kosan's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Kosan. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish Kosan with copies of all Section 16(a) forms they file.

        To Kosan's knowledge, based solely on a review of such reports furnished to Kosan, and written representations from Kosan's executive officers, directors and 10% stockholders, Kosan believes that all Section 16(a) filing requirements were complied with during Kosan's fiscal year ended December 31, 2007.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

  Overview

        We are a biotechnology company advancing two new classes of anticancer agents through clinical development—heat shock protein 90, or Hsp90, inhibitors and epothilones. In 2007, we experienced changes in our executive management team, including the resignations of Dr. Robert De Jager, our Chief Medical Officer, and Margaret A. Horn, our General Counsel. In late 2007, we appointed Mr. Wright as our Senior Vice President, General Counsel and Secretary. In addition, in early 2008, we hired Ms. Kim as our Chief Business Officer and subsequently promoted Ms. Kim to the offices of President and Chief Executive Officer following the resignation of Dr. Johnson.

        We are focused on advancing innovative cancer therapeutics, and our success will be significantly impacted by the quality of our executive management team and other employees. We face intense competition for executives and other employees, particularly from other biotechnology companies and pharmaceutical companies, many of which have significantly greater cash resources than we do and are aggressively recruiting employees. In light of these circumstances, the overall objective of our compensation program is to support our strategy by attracting, retaining and motivating the highest caliber of executive officers and other employees.

        The goals of our executive officer compensation program are to align compensation with business objectives that we expect to lead to the creation of value for our stockholders and to enable us to attract, retain and reward executive officers and other key employees who contribute to our long-term success. Specifically, we have created a compensation program that combines short and long-term components, cash and equity and fixed and contingent payments, in the proportions that we believe are most appropriate to incentivize and reward our executive officers for achieving our goals. We aim for our executive officer compensation to be not only competitive in our industry, but also to be fair relative to compensation paid to other employees within our organization.

        As discussed in further detail below, our compensation program for our executive officers consists of the following three principal components:

  •
  Base Salary.  The base salary of each of our executive officers is based principally on an assessment of prior performance, future potential, his or her compensation level compared to our other executives and competitiveness based on benchmarking.

  •
  Bonus.  Annual cash bonuses are awarded to our executive officers based on the achievement of documented performance goals and objectives.

  •
  Long-Term Incentive Compensation.  Long-term incentive awards, comprised of stock option grants and restricted stock unit awards, are designed to ensure that compensation is linked to our long-term performance and to align our executive officers' long-term performance objectives and overall value with the interests of our stockholders.

        Our Compensation Committee has not established any formal policies or guidelines for allocating compensation between current and long-term incentive compensation, or between cash and non-cash compensation. However, because of the importance to our success of aggressively pursuing our long-term goals, as well as to preserve our cash resources, a significant portion of the executive officers' total compensation has been, and is expected to continue to be, comprised of equity incentives.

  Role of Our Compensation Committee in Setting Executive Officer Compensation

        Our Compensation Committee is responsible for approving, or, with respect to our Chief Executive Officer, recommending to our Board of Directors for approval, the compensation packages offered to our executive officers. For executive compensation decisions, including decisions relating to the grant of stock options and restricted stock units to executive officers, our Compensation Committee considers the recommendations of our Chief Executive Officer, and, with respect to 2007 and 2008 named executive officer compensation matters, Dr. Johnson, who was then our President and Chief Executive Officer, participated in our Compensation Committee's deliberations. References to "named executive officers" mean the officers listed in the Summary Compensation Table appearing later in this Information Statement. However, Dr. Johnson did not participate in the determination of his own compensation, nor did he participate in deliberations with respect to his compensation. Our Chief Executive Officer also annually leads the development of our corporate objectives and goals, which are reviewed and, subject to their input, approved by our Compensation Committee and the Board of Directors. In determining named executive officer compensation recommendations for 2007 and 2008, Dr. Johnson solicited the input of, and received documentary support from, a human resources consultant retained by Kosan. This consultant is retained to advise management and the Compensation Committee on various human resources related matters, including the hiring and compensation of executive officers. Our Compensation Committee also receives documentary support from this consultant, including benchmark and industry data from third-party survey sources. In 2007, Dr. Johnson, Mr. Titus and Mr. Wright also provided to our Compensation Committee general and Kosan-specific information with respect to equity compensation. Other than as described above, no other executive officers participated in the determination or recommendation of the amount or form of executive officer compensation. Our Compensation Committee does not delegate any of its functions to others in determining executive officer compensation.

        Our Compensation Committee believes that it is important when recruiting and retaining executives to be informed as to the current practices of comparable, publicly-held companies. In each year, the companies included in the direct peer group evaluated by the Compensation Committee represented a company group consisting of northern California biotechnology companies and other Biotechnology companies in the United States with similar number of employees. The Compensation Committee used the data from the BioWorld Executive Compensation Report, which reports salary, bonus and market capitalization data for more than 200 publicly-held biotechnology companies in the United States, to determine if the salaries and bonuses of our executives were generally consistent nationally with the salaries and bonuses of executives at companies with a total number of employees similar to the number of Kosan employees. The BioWorld Executive Compensation Report provides salary and bonus data for the following five top-level job titles:

  •
  Chief Executive Officers;

  •
  Chief Financial Officers;

  •
  VPs of Research and Development;

  •
  Chief Legal Officers; and

  •
  Heads of Business/Corporate Development

        In connection with its 2007 compensation decisions for our named executive officers, in December 2006, our Compensation Committee reviewed summary data with respect to our peer group compiled by our human resources consultant from the 2006 Radford Life Sciences Executive Survey, the 2006 Top Five BioPharma Executive Compensation Survey Report and the BioWorld Executive

Compensation Report 2006. The benchmarking summary reviewed base salary, bonus and equity compensation data from the following 13 peer publicly-held companies:

•	ARIAD Pharmaceuticals, Inc.	•	Exelixis, Inc.	•	Keryx Biopharmaceuticals, Inc.
•	ArQule, Inc.	•	Geron Corporation	•	Rigel Pharmaceuticals, Inc.
•	Cell Genesys, Inc.	•	Hana Biosciences, Inc.	•	Sunesis Pharmaceuticals, Inc.
•	Coley Pharmaceutical Group, Inc.	•	Infinity Pharmaceuticals, Inc.	•	Seattle Genetics, Inc.
•	Cytokinetics Incorporated

        In addition to the above companies, our peer group also consisted of the following four sector peer publicly-held companies:

•	Genentech, Inc.	•	Onyx Pharmaceuticals, Inc.	•	OSI Pharmaceuticals, Inc.	•	Array BioPharma, Inc.

        In connection with its 2008 compensation decisions for our named executive officers, in December 2007, our Compensation Committee reviewed summary data with respect to our peer group companies named above compiled by our human resources consultant from the 2007 Radford Life Sciences Executive Survey, the 2007 Top Five BioPharma Executive Compensation Survey Report and The BioWorld Executive Compensation Report 2007.

        Our Compensation Committee realizes that benchmarking our executive compensation program against compensation earned at companies of comparable size and industry sector is generally not appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that are unique to us or the skill and experience of the executive. However, the Compensation Committee generally believes that gathering this information is an important part of its decision-making process with respect to our executive officer compensation.

  Executive Officer Compensation Program

        Our executive officer compensation consists of three principal components: base salary, cash bonuses and long-term incentive compensation. We also provide our executive officers with certain change in control and severance benefits. Finally, we offer our executive officers participation (with all other eligible employees) in our 401(k) plan, employee stock purchase plan and certain other benefits available generally to our employees. Each component of compensation is evaluated based on the factors discussed below.

        With respect to each element of compensation and total compensation, the Compensation Committee considers several factors:

  •
  Our objective is to pay competitively with other biotechnology companies with which we compete for talent. To ensure that our executive officer compensation is competitive, our Compensation Committee compares our pay practices with a representative group of regional peer companies, national peer companies and industry surveys of biotechnology executive compensation. Generally, the Compensation Committee used those surveys and peer group data as a general guide to determine what they believe is approximately the 50th percentile level of compensation for a company of our size. The Compensation Committee may approve compensation that exceeds the 50th percentile level where the regional or national demand for a position is extremely competitive, but typically will not approve compensation exceeding the 60th percentile level. Our Compensation Committee believes that the compensation for our executive officers is within the competitive range of compensation paid to executive officers with comparable qualifications, experience and responsibilities at both our peer group of companies, and those companies participating in an industry survey with a number of employees similar to ours.

  •
  The recommendations of our Chief Executive Officer and other executive officers.

  •
  Our objective to achieve equitable relationships both among the compensation of individual named executive and other officers and between the compensation of named executive and other officers and other employees throughout our company.

        Base Salary.    Our base salaries are intended to provide an appropriate and competitive level of current cash income and to reward, in the case of any salary increase, strong performance. In setting or adjusting base salaries, our Compensation Committee assesses each executive officer's salary in light of a number of factors, including prior performance relative to individual or corporate goals, as applicable, future potential, his or her compensation level compared to our other executive officers and competitiveness based on base salary benchmarking comparisons as described above. Our Compensation Committee does not base its decisions on any single factor, nor does it specifically assign relative weights to factors, but rather considers a mix of factors and evaluated individual salaries against that mix.

        Cash Bonuses.    Our executive officer annual cash bonus plans are intended to align our executive officers' compensation with our business objectives and performance and with the interests of our stockholders and to enable us to reward executive officers who demonstrate strong performance. Near the end of each year, our Compensation Committee adopts an executive officer cash bonus plan for the following year that is applicable to the executive officers. The bonus plans are designed to offer incentive compensation to our executive officers by rewarding the achievement of specifically identified corporate objectives that generally relate to our clinical programs, partnering efforts, research programs, financial and stock price measures and organizational matters. Prior to 2008, the bonus plans also generally provided that each executive officer (other than the Chief Executive Officer) was subject to key individual performance objectives. Under the bonus plans, our Compensation Committee set bonus targets expressed as a percentage of base salary. For the 2007 bonus plan, our Compensation Committee linked a specific portion of each named executive officer's bonus to the achievement of corporate objectives and, for the named executive officers other than our Chief Executive Officer, individual performance objectives. For the 2008 bonus plan, the Compensation Committee determined that the cash bonuses to our executive officers under the 2008 bonus plan should be solely dependent on the extent to which our corporate objectives are achieved. Under the bonus plans, the target bonus amounts and the extent to which each executive officer's bonus is linked to the applicable corporate or individual performance objectives are reviewed annually (or, as necessary, more frequently) by our Compensation Committee. Whether or not any bonus is paid for any year is within the discretion of our Board of Directors, and the amount of cash bonuses are in the discretion of our Compensation Committee. The actual bonus awarded in any year, if any, may be more or less than the target amounts, depending on the achievement of performance objectives and other factors. Our Compensation Committee retains the discretion to increase or decrease bonuses based on circumstances not addressed or contemplated at the time when the performance objectives were established. In awarding bonuses to the executive officers, our Compensation Committee also reviews total cash compensation (base salary and bonus) awarded to the executive officers. Commensurate with our philosophy of establishing a link between executive officer compensation and corporate performance, bonuses represent a greater component of overall cash compensation for named executive officers than for other employees.

        Our Compensation Committee has not considered whether it would adjust or attempt to recover bonus awards paid to our executive officers if the relevant performance objectives on which such bonus awards were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts payable or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, if we are required to restate our financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws as a result of misconduct, Mr. Titus, our Chief Financial Officer, Ms. Kim, our President and Chief Business Officer and/or Dr. Johnson, our former Chief Executive Officer, may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation he or they receive from us during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement, as well as any profits they realize from the sale of our securities during this 12-month period.

        We have not historically paid any automatic or guaranteed bonuses to our executive officers. However, we have from time to time paid signing bonuses in connection with the initial hiring of an executive officer and paid cash bonuses outside of our annual bonus plans to reward extraordinary performance.

        Long-Term Incentive Compensation.    Our Compensation Committee believes that providing a portion of our executive officers' total compensation in long-term incentive compensation aligns the incentives of our executive officers with the interests of our stockholders and with our long-term success. Our Compensation Committee believes that this approach creates an appropriate focus on longer-term objectives, promotes executive officer retention and is appropriate to preserve our cash resources. Prior to 2008, our long-term incentive compensation for our executive officers consisted solely of the grant of stock options under our 2006 Equity Incentive Plan and our 1996 Stock Option Plan. To date, we have granted stock options that have service-based vesting conditions, generally over a four-year period from the date of grant, and expire ten years from the date of grant. The exercise price of stock options granted to our named executive officers under our 2006 Equity Incentive Plan and 1996 Stock Option Plan is equal to the fair market value on the date of grant. In December 2007, our Compensation Committee determined that our long-term incentive compensation should also include restricted stock unit awards since companies that we compete with for talent are now using stock awards as part of their overall long term incentive compensation. Each restricted stock unit, or RSU, represents a right to receive one share of our common stock, and in the event that one or more RSUs vest based on the achievement of either performance-based or service-based vesting conditions, we will deliver one share of our common stock for each RSU that has vested. Our Compensation Committee also determined that the long-term incentive compensation for 2008, excluding the granting of stock options to newly-hired or promoted executive officers and other employees, would consist of the grant of RSU awards. In January 2008, we granted RSUs to our executive officers as explained in more detail below.

        Our executive officers generally receive stock option grants, and now RSUs, as part of our annual employee long-term incentive grant program. Our Compensation Committee generally approves these grants in connection with the last regularly-scheduled Board meeting of each fiscal year, with the grants made on the first business day of 2008 (assuming that we are in an open trading window as defined under our stock trading policies at that time). We have on occasion granted stock options to executive officers in connection with a change in job responsibility or to reward extraordinary performance and we will continue to do this.

        In determining the number of shares subject to an option or an RSU award to be granted to executive officers, our Compensation Committee takes into account a number of factors, which may include the executive officers' position and level of responsibility, performance, existing stock and vested and unvested option position and the potential value thereof and prior option grants, as well as the competitiveness of the executive officer's overall compensation arrangements, including stock options and RSUs, and the total level of option and RSU grants to be made to our employees, with the goal of ensuring a level of incentive compensation for each executive officer that is appropriately linked to our long-term performance and aligns our executive officers' performance objectives with the interests of our stockholders. Our Compensation Committee's determinations with respect to stock options and RSU awards granted in 2007 and 2008 to our named executive officers are explained in more detail below.

        Severance and Change in Control Benefits.    In February 2006, our Compensation Committee approved two forms of Change in Control and Severance Benefit Agreements, one of which, the Level I Change in Control Agreement, applies to our executive officers, and the other of which applies to our Senior Vice Presidents and Vice Presidents who are not executive officers. Our Level I Change in Control Agreements provide for the payment of certain benefits to our executive officers if, at any time within one month prior to, or 18 months following, a Change in Control (as defined in the Level I Change in Control Agreements), the executive officer's employment is terminated by means of either a Constructive Termination or an Involuntary Termination Without Cause (as such terms are defined in the Level I Change in Control Agreements). This double trigger for payment of benefits under the Level I Change in Control Agreements was selected because it was considered to be industry standard and appropriately protects our executive officers in the event of termination of their employment following a change in control, but not solely as a result of a change in control.

        Our Level I Change in Control Agreement provides for payment to the executive officer of a lump sum cash payment equal to (a) two times the executive officer's Base Salary (as defined in the Level I Change in Control Agreement), plus (b) two times the greatest of (i) the cash bonus paid to the executive officer in the year prior to termination, (ii) the target cash bonus to be paid to the executive officer in the year in which the termination occurs and (iii) the target cash bonus as in effect immediately prior to the Change in Control.

        In addition, under the terms of the Level I Change in Control Agreement, (i) the vesting and exercisability of all outstanding options to purchase our common stock held by the executive officer on the date of termination will be accelerated in full and (ii) any reacquisition or repurchase rights held by us in respect of common stock issued pursuant to any other stock award granted to the executive officer will lapse. In the event of a termination, the exercise period of any outstanding option held by the executive officer on the date of termination will be extended, if necessary, such that the exercise period will not terminate prior to the later of (a) 12 months after the effective date of termination and (b) the post-termination exercise period provided for in such option, subject to certain exceptions.

        In the event the executive officer timely elects continued coverage of a health, dental or vision plan sponsored by us under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, we will pay the full amount of the executive officer's COBRA premiums, including coverage for the executive officer's eligible dependants, for a period equal to the earlier of (a) 24 months or (b) the executive officer's death or effective date of the executive officer's coverage by a medical, dental or vision insurance plan of a subsequent employer. All other benefits (such as life insurance, disability coverage and 401(k) plan coverage) will terminate as of the executive officer's termination date (except to the extent that a conversion privilege may be available thereunder). Under the terms of the Level I Change in Control Agreement, if the payments to any executive officer result in the imposition of any excise taxes, we are required to make an additional payment to the executive officer to cover such taxes (including any taxes on such additional payment). Each of our named executive officers is or was a party to a Level I Change in Control Agreement.

        We have also entered into resignation-related severance and consulting agreements with our executive officers on occasion. For example, we entered into such agreements with each of Dr. De Jager, Ms. Horn and Dr. Johnson in connection with their resignations in 2007 and 2008, each of which are discussed in more detail below.

        Other Benefits.    Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and short-term disability insurance and our 401(k) plan and employee stock purchase plan, in each case generally on the same basis as other employees. We do not offer pension or other retirement benefits.

  Compensation Decisions for the Named Executive Officers for 2007 and 2008

        In determining each named executive officer's 2007 and 2008 base salaries and target bonuses, cash bonus for 2007 and stock option grants, our Compensation Committee considered the factors discussed above. Consistent with our Compensation Committee's philosophy of maintaining compensation levels that attract and retain the highest caliber executives, our Compensation Committee generally targeted base salary and target bonus amount for each named executive officer at a level competitive with our peer group of companies and in the industry survey reviewed by our Compensation Committee.

        Base Salaries.    In determining the 2007 and 2008 base salaries for each named executive officer, our Compensation Committee aimed to set the base salaries at the competitive levels as described above, and, with respect to annual increases, to provide increases, that are linked to individual performance and benchmarked relative to the peer group companies and the industry survey reviewed by our Compensation Committee.

        In December 2006, our Compensation Committee, in consultation with Dr. Johnson (with respect to other named executive officers) and our human resources consultant, determined that our named executive officer base salary levels were generally competitive and appropriate for each of the named executive officers, subject to market factors. In addition, the Compensation Committee, in consultation with Dr. Johnson (with respect to other named executive officers) determined that the named executive officer had met their individual performance goals sufficient to merit pay increases. Although the Compensation Committee determined that the named executive officers had met their individual performance goals at target, the Compensation Committee also determined that none of the named executive officers had exceeded their individual performance goals. Together with the Compensation Committee's assessment of competitive compensation levels and its assessment that the named executive officers had met their individual performance goals at target sufficient to merit pay increases, our Compensation Committee approved 4% increases in base salaries for 2007 from the 2006 levels for each of our named executive officers other than Dr. De Jager. With respect to Dr. De Jager, Dr. De Jager's base salary for 2006 was based on the terms of the employment agreement we negotiated with Dr. De Jager late in October 2006. As a result, the Compensation Committee determined that an adjustment to Dr. De Jager's base salary for 2007 was inappropriate given the recent negotiation of his salary and his limited term of service at the time the Compensation Committee made its 2007 base salary determinations.

        In December 2007, our Compensation Committee followed a similar process as in December 2006 to determine whether our named executive officer base salary levels were generally competitive and appropriate, and, after reviewing the industry survey compensation data referred to above and, in consultation with Dr. Johnson (with respect to other named executive officers) with regards to individual performance, determined that named executive officer base salary levels should be increased in a range of approximately 3% to 5% to remain competitive with the peer company and industry market conditions as well as to provide for a merit increase for meeting individual performance goals under our 2007 Executive Officer Cash Bonus Plan at target. Accordingly, our Compensation Committee approved certain increases in base salaries for 2008 for each of our named executive officers, other than Ms. Horn and Dr. De Jager, each of whom resigned from Kosan in August 2007. Dr. Johnson, Mr. Titus, Dr. Timmermans and Dr. Licari 2008 base salaries were increased by approximately 3%, 3%, 4% and 6%, respectively, from their 2007 base salaries. Dr. Licari's base salary increase was larger than the other named executive officers since he achieved approximately 120% of his individual performance objectives under our 2007 Executive Officer Cash Bonus Plan. Generally, the individual performance objectives that were set under the 2007 Executive Officer Cash Bonus Plan for the named executive officers, other than Dr. Johnson, consisted of meeting a departmental related goal, maintaining or meeting certain regulatory and compliance matters, meeting budgets, and providing professional development opportunities for members of their respective team.

        2007 and 2008 Executive Officer Cash Bonus Plans.    In December 2006, our Compensation Committee adopted our 2007 Executive Officer Cash Bonus Plan, or the 2007 Bonus Plan. The 2007 Bonus Plan was designed to offer incentive compensation to our named executive officers by rewarding the achievement of specifically identified corporate objectives and, for some named executive officers, individual performance objectives. The Compensation Committee establishes performance goals intended to reflect company achievements that are significant and critical value drivers that the Compensation Committee believes can reasonably be achieved in the applicable bonus year. The 2007 Bonus Plan bonus targets were expressed as a percentage of base salary and linked a specific portion of each named executive officer's bonus to corporate objectives and, for the named executive officers other than Dr. Johnson, individual performance objectives.

        Under the 2007 Bonus Plan, Dr. Johnson's, Mr. Titus', Dr. Licari's, Dr. Timmermans', Ms. Horn's and Dr. De Jager's target bonuses were set at 45%, 35%, 30%, 30%, 35% and 30%, respectively, of his or her base salary. The Compensation Committee compared our bonus practices with a representative group of regional peer companies, national peer companies and an industry survey of biotechnology executive compensation. Generally, the Compensation Committee used those surveys as guidance to determine what they believe was an appropriate and reasonable bonus percentage for each named executive officer. Target bonuses were set by the Compensation Committee in light of what the industry bonus percentages for companies of comparable size to Kosan. 100% of Dr. Johnson's target bonus for 2007 was dependent on the achievement of our corporate objectives. For each of the other named executive officers, 75% of their respective target bonuses was dependent on the achievement of corporate objectives, with the balance dependant on the achievement of individual performance objectives.

        Our Compensation Committee and Board of Directors initially determined our corporate objectives for purposes of our 2007 Bonus Plan in December 2006. In light of business changes and adjustments to key corporate priorities during the year, including changing the formulation of certain of our product candidates, the termination of our collaboration with Roche and its impact on our partnering strategy, the Compensation Committee periodically refined or adjusted the corporate objectives to reflect those changes. As of the time of our Compensation Committee's December 2007 decisions with respect to the payment of bonuses under the 2007 Bonus Plan, our high-level corporate objectives and their weights for purposes of our 2007 Bonus Plan were to:

  •
  rapidly accrue patients into the pivotal trial evaluating tanespimycin, our first-generation Hsp90 inhibitor, for treatment of patients with multiple myeloma (15%);

  •
  rapidly accrue patients into the tanespimycin companion trial for treatment of patients with multiple myeloma (10%);

  •
  finance all or a portion of our Hsp90 inhibitor research and development efforts (20%);

  •
  advance KOS-1584, our epothilone anticancer product candidate, into later stage clinical trials (15%);

  •
  advance alvespimycin, a Hsp90 inhibitor product candidate that we subsequently terminated development of, into later stage clinical trials (10%);

  •
  move toward an investigational new drug application, or IND, for our nuclear export inhibitor, third generation Hsp90 Inhibitor, or third generation epothilone clinical candidate (10%);

  •
  implement effective investor relations and media relations programs (10%);

  •
  strengthen our financial position (10%);

  •
  emphasize compliance policies and procedures as part of Kosan's daily culture (not weighted); and

  •
  keep employee turnover within the average of companies in the San Francisco Bay Area of a similar size to Kosan (not weighted).

        Our Compensation Committee's January 2008 determination of cash bonuses for the named executive officers under the 2007 Bonus Plan was based on its assessment of the extent to which we had achieved our corporate objectives and, if applicable, individual performance objectives. In awarding bonuses, our Compensation Committee also reviewed total cash compensation (base salary and bonus) awarded to the named executive officers. Considering the input of Dr. Johnson, in January 2008, our Compensation Committee determined that we had achieved our corporate objectives for 2007 at the 88.5% level and applied this percentage to the portion of each named executive officer's target bonus that was linked to the achievement of corporate goals. The determination that we had achieved our corporate objectives for 2007 at the 88.5% level was based on the goals set for the above the related metrics contained in those goals. For each named executive officer whose bonus under the 2007 Bonus Plan was partially linked to the achievement of individual performance objectives, considering the input of Dr. Johnson, in December 2007, our Compensation Committee quantified the level of achievement of individual performance factors relating to and supporting the achievement of our corporate objectives and applied this percentage to the portion of each named executive officer's target bonus that was linked to the achievement of individual performance objectives.

        As a result, under the 2007 Bonus Plan, Dr. Johnson received a $165,672 bonus, which represented approximately 88.5% of his target bonus. For the named executive officers who had 25% of their bonuses under the 2007 Bonus Plan dependent on the achievement of individual performance objectives, considering the input of Dr. Johnson, our Compensation Committee determined that each of Dr. Timmermans and Mr. Titus had achieved his respective individual performance objectives for 2007 at the 100% level and applied this percentage to the 25% of the target bonus amount that was linked to the achievement of individual performance objectives. As a result, Mr. Titus received a bonus of $99,781.50 and Dr. Timmermans received a bonus of $71,272.50, which was approximately based 75% on the 88.5% achievement of corporate objectives and 25% on each of these named executive officer's 100% achievement of his individual objectives. The Compensation Committee similarly determined that Dr. Licari had achieved 120% of his individual performance objectives for 2007 and applied this percentage to the 25% of the target bonus that was linked to the achievement of individual performance objectives. As a result, Dr. Licari received a bonus of $73,437.75, which was approximately based 75% on the 88.5% achievement of corporate objectives and 25% on his 120% achievement of his individual objectives. Since each of Ms. Horn and Dr. De Jager resigned from Kosan during 2007, neither was eligible to receive a bonus under the 2007 Bonus Plan.

        In December 2007, our Compensation Committee adopted our 2008 Executive Officer Cash Bonus Plan, or the 2008 Bonus Plan, and amended it in January 2008. Under the 2008 Bonus Plan, the Compensation Committee determined that 100% of the target bonuses for the all named executive officers should be dependent on the level of achievement of our corporate objectives to directly align bonuses with the achievement of our corporate objectives. Under the 2008 Bonus Plan, Dr. Johnson's target bonus was set at 45% of his base salary and Mr. Titus', Dr. Licari's and Dr. Timmermans' target bonuses were each set at 35% of his respective base salary. Our Compensation Committee believes that the target bonuses set under 2008 Bonus Plan reflect the competitive compensation levels as described above, taking into account each named executive officer's performance in 2007 and prior years, as applicable.

        Our Compensation Committee and Board of Directors initially determined our corporate objectives for purposes of our 2008 Bonus Plan in January 2007 and subsequently modified them in March 2008 in light of the companies strategic realignment announced in March 2008. As of the time of our Compensation Committee's March 2008 meeting, our high-level corporate objectives and their weights for purposes of our 2008 Bonus Plan were to:

  •
  rapidly accrue patients into the tanespimycin pivotal trial for treatment of patients with multiple myeloma (25%);

  •
  define our development strategy, implement enabling Phase 2 studies, and define the registration path in metastatic breast cancer with tanespimycin (20%);

  •
  accrue patients into our KOS-1584 Phase 2 non-small cell lung cancer clinical trial (20%);

  •
  secure adequate financing arrangements without unreasonable dilution to our current stockholders (15%);

  •
  establish partnerships to support advancement of our lead research and development programs (10%); and

  •
  prepare an IND for our third generation epothilone candidate (10%).

  Long-Term Incentive Compensation.

        2007 Stock Option Grants.    In December 2006, our Compensation Committee concluded that, at that time, stock options remained the most appropriate form of employee equity incentive compensation for us based on their prevalence in companies with which we compete for employees, the stage of our development, our stock price and its volatility and our significant milestones for 2007. In determining annual incentive option grants to our named executive officers in December 2006, our Compensation Committee considered each named executive officer's position and level of responsibility, performance, existing stock and vested and unvested option position and the potential value thereof and prior option grants, as well as the competitiveness of the named executive officer's overall compensation arrangements, including stock options, and the total level of option grants historically made and anticipated to be made to our employees. Our Compensation Committee determined that, subject to unanticipated changes in our business or hiring or retention needs in 2007, the maximum number of shares that should be subject to options granted to all of our employees, including our named executive officers, in 2007 was approximately 850,000 shares, which would represent approximately 2.5% of our then outstanding common stock, and allocated these shares between incentive grants to then current executive officers (approximately 250,000 shares) and other employees (approximately 300,000 shares) and new employee hire option grants (approximately 300,000 shares). Within these guidelines, our Compensation Committee's goal was to ensure a level of incentive compensation for each named executive officer that is appropriately linked to our long-term performance and aligns our named executive officers' performance objectives with the interests of our stockholders.

        At the time of our Compensation Committee's December 2006 meeting, we anticipated entering into a license agreement with respect to our motilide program in the near future, but we were not certain of the timing of entering into the agreement and its public announcement. Because this transaction could be viewed as material, in order to ensure that the exercise price of the options that the Compensation Committee would approve at the meeting would reflect this pending news, our Compensation Committee determined that all option grants approved at the meeting would be made on the later of January 2, 2007 or the third trading day reflecting announcement of the partnering arrangement. The license agreement was ultimately announced on December 20, 2006, and the options were granted on January 2, 2007.

        In December 2006, our Compensation Committee approved the grant of options to purchase the following numbers of shares to the following named executive officers: Dr. Johnson, 100,000 shares;

Mr. Titus, 15,000 shares; Dr. Licari, 37,500 shares; Dr. Timmermans, 37,500 shares; and Ms. Horn, 45,000 shares. Mr. Titus' option grant was pro rated based on his tenure of employment. All of these option grants were made at an exercise price of $5.55 per share, which was equal to the fair market value of a share of our common stock on the date of grant as determined in accordance with the provisions of our 2006 Equity Incentive Plan. Each option vests in 48 equal monthly installments. The Compensation Committee believed that these option grants, taken together with the named executive officers' prior equity positions, were consistent with providing each named executive officer with an ongoing equity position in our company that is at or slightly more than the 50th percentile with similarly situated executive officers at companies included our peer group and in the industry survey reviewed by our Compensation Committee. With respect to Dr. De Jager, we granted an option to purchase 150,000 shares of our common stock to Dr. De Jager in connection with his commencement of employment in October 2006 pursuant to the terms of the employment agreement we negotiated with him, and, as with base salary, the Compensation Committee determined that a stock option award for Dr. De Jager was unwarranted given his limited term of service at the time the Compensation Committee approved the January 2007 grants.

        2008 Restricted Stock Unit Awards.    In December 2007, our Compensation Committee concluded that we should begin granting RSU awards to our employees and executive officers. In particular, our Compensation Committee determined that RSUs offered preferable incentive and retention value compared with stock options. In addition, the Compensation Committee determined that most biotechnology companies are still relying on stock options but that many smaller biotechnology companies are introducing restricted stock awards into their long term incentive compensation programs and that we should do the same to remain competitive with our peer companies. As a result, the Compensation Committee determined that our long-term incentive compensation should also consist of RSU awards and further determined that all long-term incentive compensation for 2008, excluding the granting of stock options to newly-hired or promoted executive officers and other employees, would consist solely of the grant of RSU awards. In determining annual incentive grants to our named executive officers in December 2007, our Compensation Committee considered each named executive officer's position and level of responsibility, performance, existing stock and vested and unvested option position and the potential value thereof and prior option grants, as well as the competitiveness of the named executive officer's overall compensation arrangements, including stock options, and the total level of option grants historically made and anticipated option grants and RSU awards to be made to our employees. In determining these grants, our Compensation Committee's goal was to ensure a level of incentive compensation for each named executive officer that is appropriately linked to our long-term performance and aligns our named executive officers' performance objectives with the interests of our stockholders.

        In December 2007, our Compensation Committee approved the grant of RSU awards to the named executive officers as follows, which grants were made effective January 2, 2008: Dr. Johnson, 68,103 RSUs; Mr. Titus, 32,200 RSUs; Dr. Licari, 32,200 RSUs; and Dr. Timmermans, 32,200 RSUs. The RSUs granted to the named executive officers vest as follows:

  •
  50% of RSUs will vest, if at all, if the named executive officer remains an employee through December 31, 2008 and we have entered into a written agreement on or before a specified date with a pharmaceutical or biotechnology company for the development and commercialization of a Kosan-developed Hsp90 inhibitor and/or epothilone product, provided such agreement includes certain minimum financial terms;

  •
  25% of the RSUs will vest, if at all, if the named executive officer remains an employee through December 31, 2009; and

  •
  25% of the RSUs will vest, if at all, if the named executive officer remains an employee through December 31, 2010.

In the event of certain specified change in control events involving Kosan, the portion of the RSUs subject to performance-based vesting will vest in full upon the effective date of the change in control, and the portion of the RSUs subject to time-based vesting will vest in full if employment terminates either within 12 months following or one month prior to the effective date of the change in control due to an involuntary termination without cause.

        In an effort to more directly link compensation with performance, the Compensation Committee determined that a portion of the RSUs should be subject to the achievement of the performance metric set forth above given that one of our key business strategies is the establishment of new partnering arrangements to help us advance our product candidates into and/or through clinical trials and to market. At the same time, recognizing the retention value of equity compensation, the Compensation Committee determined that not all of the RSU awards should be performance-based, but that a portion should serve to incentivize our key executive officers to remain in service with Kosan.

        The Compensation Committee believes that these RSU grants, taken together with the named executive officers' prior equity positions, are consistent with providing each named executive officer with an ongoing equity position in our company that is competitive with similarly situated executive officers at companies included our peer group and in the industry survey reviewed by our Compensation Committee.

Resignation-Related Severance and Other Agreements with Named Executive Officers

        In February 2008, Dr. Johnson resigned as Kosan's President and Chief Executive Officer, and as a member of our Board of Directors. In connection with his resignation, we entered into a resignation and consulting agreement with Dr. Johnson. The agreement provides for, among other things, the continuation of Dr. Johnson's base salary for a period of 18 months, the continuance of Dr. Johnson's group health care coverage pursuant to federal COBRA law until the earlier of August 31, 2009 or the date on which Dr. Johnson becomes eligible for health insurance coverage from another employer, the engagement of Dr. Johnson as a consultant until August 27, 2008 (unless terminated earlier), and the continued vesting of his stock options until the termination of the consulting period, after which his stock options will receive 12 months of accelerated vesting and he will be able to exercise the vested options for a period of 30 months after the termination of the consulting relationship (he will also receive this vesting acceleration and extend exercisability if we are subject to a change in control transaction prior to the end of his consulting period). In connection with his resignation, Dr. Johnson forfeited his RSU awards. Dr. Johnson negotiated this agreement, with the assistance of independent counsel, with our Compensation Committee and, after receiving recommendations from management and our outside counsel, our Compensation Committee concluded that the recommended severance arrangements were fair and reasonable, particularly given the years of service Dr. Johnson provided to Kosan.

        In August 2007, we entered into a consulting agreement with Ms. Horn in connection with her resignation pursuant to which we engaged Ms. Horn as a consultant to provide consulting services to us of up to ten hours per month through January 3, 2008 at a rate of $250 per hour. During the consulting relationship, Ms. Horn's outstanding stock options continued to vest. Ms. Horn did not receive any additional severance benefits in connection with her resignation from Kosan. Our Compensation Committee believed that these consulting fees were consistent with the market rate for consultant services of the type provided by Ms. Horn and that the continued vesting of her stock options was appropriate given her continued service with us as a consultant following her resignation.

        Also in August 2007, we entered into a severance benefits and consulting agreement with Dr. De Jager that provided for a cash severance payment of $108,333. We also agreed not to require repayment of a sign on bonus of $50,000 paid to Dr. De Jager in 2006 notwithstanding the termination of his employment within the first twelve months of his employment start date, and also agreed to pay for the continuance of Dr. De Jager's group health care coverage pursuant to federal COBRA law through November 30, 2007. Under the terms of the agreement, we also engaged Dr. De Jager as a consultant to provide consulting services to Kosan of up to ten hours per month at a rate of $250 per hour. Dr. De Jager's consulting relationship with Kosan ended on November 8, 2007. During the consulting relationship, Dr. De Jager's outstanding stock options continued to vest. The Compensation Committee believed that this separation package was fair and reasonable, and was appropriate given our desire to obtain as part of this agreement full resolution of the termination of Dr. De Jager's employment relationship with us.

  Accounting and Tax Considerations

        Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R. Under SFAS No. 123R, we are required to estimate and record an expense for each award of equity compensation over the vesting period of the award. Compensation expense and tax considerations relating to the expense of stock options and RSUs under FAS123(R) are one of the many factors considered in the determination of stock option and RSU awards.

        Section 162(m) of the Internal Revenue Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain named executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the code. The statute containing this law and the applicable Treasury regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, our Compensation Committee believes that at the present time, it is unlikely that the compensation paid to any executive officer in a taxable year that is subject to the deduction limit will exceed $1 million. Therefore, our Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our named executive officers shall be designed to qualify as "performance-based compensation." Our Compensation Committee intends to continue to evaluate the effects of the statute and any applicable Treasury regulations and to comply with code section 162(m) in the future to the extent consistent with our best interests.

  Summary

        Through the compensation arrangements described above, a significant portion of our executive officer compensation program is contingent on the individual and corporate performance, and realization of benefits by our executive officers is closely linked to increases in long-term stockholder value. We remain committed to this philosophy of pay-for-performance, recognizing that the competitive market for talented executive officers and the volatility of our business may result in highly variable compensation during any given annual period.

SUMMARY COMPENSATION TABLE

        The following table sets forth certain summary information for the year indicated with respect to the compensation of the following executive officers of Kosan, which are referred to in this Information Statement as the "named executive officers":

  •
  our Senior Vice President and Chief Financial Officer;

  •
  our former President and Chief Executive Officer;

  •
  our most highly compensated executive officers, other than our Senior Vice President and Chief Financial Officer and our former President and Chief Executive Officer, who were serving as executive officers of Kosan at December 31, 2007 and whose total compensation was at least $100,000 during the year ended December 31, 2007;

  •
  our former Senior Vice President, Legal and Corporate Development, General Counsel and Secretary; and

  •
  our former Senior Vice President, Clinical Development and Chief Medical Officer.

SUMMARY COMPENSATION TABLE—FISCAL 2007 AND 2006

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Gary S. Titus, C.P.A. Senior Vice President and Chief Financial Officer	2007 2006	312,000 97,884	— —		183,023 56,571	99,782 31,500	414 138	(4) (4)	595,219 186,093
Peter J. Licari, Ph.D. Senior Vice President, Manufacturing and Operations	2007 2006	254,000 233,805	— —		160,999 107,939	73,438 66,250	276 276	(4) (4)	488,713 408,270
Pieter B.M.W.M. Timmermans, Ph.D. Senior Vice President, Drug Discovery and Preclinical Development	2007 2006	260,000 249,890	— —		137,693 104,771	71,273 66,250	1,187 1,187	(4) (4)	470,153 422,098
Robert G. Johnson, Jr., M.D., Ph.D.(5) Former President and Chief Executive Officer	2007 2006	416,000 388,333	— —		319,715 235,237	165,672 162,000	1,187 635	(4) (4)	902,574 786,205
Margaret A. Horn, J.D.(6) Former Senior Vice President, Legal and Corporate Development, General Counsel and Secretary	2007 2006	203,400 300,000	— 25,000	(1)	206,723 220,846	— 94,500	22,076 276	(7) (4)	432,199 640,622
Robert De Jager, M.D.(8) Former Senior Vice President, Clinical Development and Chief Medical Officer	2007	197,083	—		169,452	—	183,087	(9)	549,622

(1)
In July 2006, the Compensation Committee awarded Ms. Horn a $25,000 cash bonus in recognition of her contributions in the first half of 2006.

(2)
The amounts in this column represent the compensation cost for the indicated fiscal year of equity compensation awards granted pursuant to our equity compensation plans and thus include amounts from outstanding stock option awards granted in and prior to the indicated fiscal year. These amounts have been calculated in accordance with Statement of Financial Accounting Standards No. 123 (revised), "Share-Based

  Payment," or SFAS No. 123R for employee equity compensation and SFAS No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force ("EITF") 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" for consultant equity compensation using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements included in our Annual Report on Form 10-K filed with the SEC on March 17, 2008. These amounts reflect Kosan's accounting expense for these awards and do not correspond to the actual value that may be recognized by the named executive officers.

(3)
The amounts in this column represent amounts paid under our 2006 Executive Officer Cash Bonus Plan and our 2007 Executive Officer Cash Bonus Plan, as applicable.

(4)
These amounts represent life insurance premiums paid by Kosan.

(5)
Effective February 27, 2008, Dr. Johnson resigned as our President and Chief Executive Officer, and also resigned as a member of the Board, effective as of the same date.

(6)
Effective August 24, 2007, Ms. Horn resigned as our Senior Vice President, Legal and Corporate Development, General Counsel and Secretary.

(7)
This amount consists of (a) accrued vacation pay of $19,800, (b) $276 in life insurance premiums paid by Kosan and (c) $2,000 in consulting fees earned by Ms. Horn.

(8)
Effective August 8, 2007, Dr. De Jager resigned as our Senior Vice President, Clinical Development and Chief Medical Officer.

(9)
This amount consists of (a) a lump sum severance payment of $108,333, (b) a $50,000 sign on bonus paid in 2006 that Dr. De Jager was entitled to retain pursuant to the terms of his severance agreement notwithstanding the termination of his employment within the first twelve months of his employment start date, (c) $3,753 in COBRA premiums paid by Kosan, (d) accrued vacation pay of $4,964, (e) $2,191 in life insurance premiums paid by Kosan, and (f) $13,846 in relocation expenses.

GRANTS OF PLAN-BASED AWARDS

        The following table sets forth information regarding the grants of plan-based awards made during the fiscal year ended December 31, 2007 to each of the named executive officers.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)
Gary S. Titus, C.P.A.	— 01/02/07	— 12/18/06	109,200 —	— 15,000	— 5.55	— 52,128
Pieter J. Licari, Ph.D.	— 01/02/07	— 12/18/06	76,200 —	— 37,500	— 5.55	— 130,318
Pieter B.M.W.M. Timmermans, Ph.D.	— 01/02/07	— 12/18/06	78,000 —	— 37,500	— 5.55	— 130,318
Robert G. Johnson, Jr., M.D., Ph.D.	— 01/02/07	— 12/18/06	187,200 —	— 100,000	— 5.55	— 347,515
Margaret A. Horn, J.D.	— 01/02/07	— 12/18/06	109,200 —	— 45,000	— 5.55	— 156,382
Robert De Jager, M.D.	—	—	113,750	—	—	—

(1)
This column sets forth the target amount of each named executive officer's annual cash bonus award for the year ended December 31, 2007 under Kosan's 2007 Executive Officer Cash Bonus Plan. The actual cash bonus award earned for the year ended December 31, 2007 for each named executive officer, other than Ms. Horn and Dr. De Jager, is set forth in the Summary Compensation Table—Fiscal 2007 and 2006 above. As such, the amounts set forth in this column do not represent additional compensation earned by these named executive officers for the year ended December 31, 2007. Neither Ms. Horn nor Dr. De Jager earned a cash bonus award under Kosan's 2007 Executive Officer Cash Bonus Plan since such named executive officers did not serve as executive officers of Kosan as of the year ended December 31, 2007.

(2)
Stock options were granted under Kosan's 2006 Equity Incentive Plan. The Grants of Plan-Based Awards in Fiscal 2007 table does not include the restricted stock unit awards that we granted to each of Mr. Titus, Dr. Licari, Dr. Timmermans and Dr. Johnson on January 2, 2008.

(3)
All of the stock options listed above were granted with exercise prices equal to the fair market value of Kosan's common stock on the date of grant, as defined in Kosan's 2006 Equity Incentive Plan. Kosan's 2006 Equity Incentive Plan defines "fair market value" as the closing sales price of Kosan's common stock on the NASDAQ Global Market for the last market trading day prior to the date of determination. Each of the stock options listed in the table above were granted by the Compensation Committee on December 18, 2006, which grants were effective as of January 2, 2007. The closing sales price of Kosan's common stock on the NASDAQ Global Market on the last market trading date prior to January 2, 2007 was $5.55.

EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

Executive Employment Agreements

        The following is a brief description of the employment agreements Kosan entered into with each of Mr. Titus, Dr. Licari, Dr. Timmermans and Dr. Johnson. The resignation-related agreements we entered into with each of Dr. Johnson, Ms. Horn and Dr. De Jager are described below.

  Gary S. Titus

        In August 2006, Kosan entered into an employment agreement with Gary S. Titus, our Senior Vice President and Chief Financial Officer. The agreement provides for an initial base salary of $300,000, which is reviewed annually, and provides for an initial stock option grant of 150,000 shares of Common Stock. Pursuant to the agreement, Mr. Titus is eligible to participate in Kosan's general employee benefits, including healthcare coverage, life and disability insurance, and is eligible to participate in Kosan's 401(k) plan. Mr. Titus is also eligible to participate in our annual Executive Officer Cash Bonus Plans and has entered into Kosan's Level I Change in Control and Severance Benefit Agreement.

  Peter J. Licari, Ph.D.

        In July 1998, Kosan entered into an employment agreement with Peter Licari, Ph.D., our Senior Vice President, Manufacturing and Operations. The agreement provides for an initial base salary of $230,000, which is reviewed annually, and provides for an initial stock option grant of 20,000 shares of Common Stock. The agreement also provided for the reimbursement of reasonable expenses incurred in connection with Dr. Licari's relocation to California of up to $20,000, as well as reimbursement of direct costs associated with the sale of his home in Massachusetts, of up to $30,000. In addition, Dr. Licari was also provided with additional housing benefits, including $1,300 per month for the first three years of his employment with Kosan, and a $40,000 secured loan, of which 50% was forgiven upon repayment of 50% of the loan by Dr. Licari. Pursuant to the agreement, Dr. Licari is eligible to participate in Kosan's general employee benefits, including healthcare coverage, life and disability insurance, and is eligible to participate in Kosan's 401(k) plan. Dr. Licari is also eligible to participate in our annual Executive Officer Cash Bonus Plans and has entered into Kosan's Level I Change in Control and Severance Benefit Agreement.

  Pieter B.M.W.M. Timmermans, Ph.D.

        In December 2004, Kosan entered into an employment agreement with Pieter Timmermans, Ph.D., our Senior Vice President, Drug Discovery and Preclinical Research. The agreement provides for an initial base salary of $240,000, which is reviewed annually, and provides for an initial stock option grant of 75,000 shares of Common Stock. Pursuant to the agreement, Dr. Timmermans was also offered a $10,000 sign on bonus. Pursuant to the agreement, Dr. Timmermans is eligible to participate in Kosan's general employee benefits, including healthcare coverage, life and disability insurance, and is eligible to participate in Kosan's 401(k) plan. Dr. Timmermans is also eligible to participate in our annual Executive Officer Cash Bonus Plans and has entered into Kosan's Level I Change in Control and Severance Benefit Agreement.

  Robert G. Johnson, Jr., M.D., Ph.D.

        In September 2000, Kosan entered into an employment agreement with Robert G. Johnson, Jr., M.D., Ph.D., our former President and Chief Executive Officer. The agreement provides for an initial base salary of $230,000, which was reviewed annually, and provides for an initial stock option grant of 64,000 shares of Common Stock. Dr. Johnson was also offered a $50,000 sign on bonus, a $1,400 per month mortgage assistance payment for the first three years of his employment, and a secured loan of $150,000 in connection with Dr. Johnson's refinancing of his then existing residence. 50% of the housing loan was forgiven after the third year of Dr. Johnson's employment with Kosan, and the remaining 50% was forgiven after the fourth year of Dr. Johnson's employment with Kosan. In addition to the housing loan, Kosan agreed to provide gross-up payments of up to 60% of the amount of housing loan forgiven to help defray the tax impact of the loan forgiveness. Dr. Johnson was eligible to participate in Kosan's general employee benefits, including healthcare coverage, life and disability insurance, and was also eligible to participate in Kosan's 401(k) plan. Dr. Johnson was also eligible to participate in our annual Executive Officer Cash Bonus Plans and had also entered into Kosan's Level I Change in Control and Severance Benefit Agreement.

        Pursuant to the terms of the agreement, in the event Dr. Johnson was terminated without cause, as defined in this employment agreement, Dr. Johnson would have received separation pay in the form of a continuation of his base salary for a period of six months following the effective date of termination, provided that Dr. Johnson had executed a general release in favor of Kosan and subject to Dr. Johnson not commencing full-time employment with another business entity during such six month period.

        As described in more detail below, in connection with Dr. Johnson's resignation as President and Chief Executive Officer, and as a member of our Board of Directors, we entered into a resignation and consulting agreement with Dr. Johnson that supersedes the terms of his employment agreement with Kosan. Dr. Johnson's Level I Change in Control and Severance Benefit Agreement was also terminated in connection with his resignation.

Resignation-Related Agreements with Former Executive Officers

        The following is a brief description of the resignation-related agreements we entered into with each of Dr. Johnson, Ms. Horn and Dr. De Jager.

  Robert G. Johnson, Jr., M.D., Ph.D.

        In March 2008, Kosan entered into a resignation and consulting agreement with Dr. Johnson that provides for cash severance payments in the form of the continuation of Dr. Johnson's annual base salary at the time of his resignation as President and Chief Executive Officer for a period of eighteen months following the effective date of the agreement, or $645,000 in total base salary continuation payments. Kosan also agreed to pay for the continuance of Dr. Johnson's group health care coverage pursuant to federal COBRA law until the earlier of August 31, 2009 or the date on which Dr. Johnson becomes eligible for health insurance coverage from another employer. Using an assumed annual premium increase of 15%, we estimate that our payment obligations with respect to the continuation of Dr. Johnson's health care coverage through August 31, 2009 will be $38,364. Under the terms of the agreement, Kosan also engaged Dr. Johnson as a consultant to provide consulting services to Kosan of up to eight hours per month when and if requested by Kosan. Dr. Johnson will not receive any cash compensation for his services to us as a consultant. Dr. Johnson's consulting relationship with Kosan will continue until August 27, 2008, unless it terminates earlier due to certain events, including but not limited to: (i) the date on which the consulting relationship is terminated by Kosan due to any material breach by Dr. Johnson of the agreement or other specified obligations to Kosan; or (ii) the date on which Dr. Johnson and Kosan mutually agree to terminate the consulting relationship. During the consulting relationship, Dr. Johnson's outstanding stock options will continue to vest, and upon termination of the consulting relationship (unless such termination is due to certain reasons), his stock options will receive 12 months of accelerated vesting and he will be able to exercise his vested options for a period of 30 months after the termination of the consulting relationship. In addition, in the event that, during the consulting relationship, Kosan is subject to a change in control (as defined in Kosan's equity compensation plans governing his stock options), Dr. Johnson's then unvested stock options will be subject to the foregoing option acceleration and extension, effective on the date immediately preceding the effective date of any such change in control (provided that the number of shares to be accelerated would be increased only by the number of shares that would have vested between the effective date of the change in control and August 27, 2009). We estimate that these modifications to Dr. Johnson's stock options during 2008 pursuant to the agreement will be valued at approximately

$129,000, in accordance with SFAS 123R, using the Black-Scholes model and assuming risk-free interest rate of 2.0%, no expected dividends, expected term of 1.5 years and expected volatility of 83%. The agreement contains releases of claims provided by both parties and provides for certain nonsolicitation, nondisparagement and other obligations.

  Margaret A. Horn

        In August 2007, Kosan entered into a consulting agreement with Margaret A. Horn, Kosan's former Senior Vice President, Legal and Corporate Development and General Counsel. Under the terms of the agreement, Kosan engaged Ms. Horn as a consultant to provide consulting services to Kosan of up to ten hours per month through January 3, 2008, when and if requested by Kosan at a rate of $250 per hour. We paid a total of $2,000 in consulting fees to Ms. Horn during the period of the consulting relationship. During the consulting relationship, Ms. Horn's outstanding stock options continued to vest, and upon termination of the consulting relationship, Ms. Horn was able to exercise the vested options for a period of 90 days after the termination of the consulting relationship. The continuation of vesting of Ms. Horn's stock options in 2007 pursuant to the agreement was valued at approximately $45,000, which represents the amount recognized for the year ended December 31, 2007 for financial statement reporting purposes in accordance with SFAS No. 123 and Emerging Issues Task Force No. 96-18 using the Black-Scholes model during the consulting period.

  Robert De Jager, M.D.

        In August 2007, we entered into a severance benefits and consulting agreement with Robert De Jager, M.D., Kosan's former Senior Vice President, Clinical Development and Chief Medical Officer. The agreement provides for a release of claims provided by both parties and a lump sum cash severance payment to Dr. De Jager of $108,333, which payment was made in August 2007. We also agreed not to require repayment of a sign on bonus of $50,000 paid to Dr. De Jager in 2006 notwithstanding the termination of his employment within the first twelve months of his employment start date, and also agreed to pay for the continuance of Dr. De Jager's group health care coverage pursuant to federal COBRA law through November 30, 2007. We paid a total of $3,753 for Dr. De Jager's health insurance premiums under the agreement. Under the terms of the agreement, we also engaged Dr. De Jager as a consultant to provide consulting services to Kosan of up to ten hours per month when and if requested by Kosan at a rate of $250 per hour. We paid no consulting fees to Dr. De Jager during the period of the consulting relationship. Dr. De Jager's consulting relationship with Kosan ended on November 8, 2007. During the consulting relationship, Dr. De Jager's outstanding stock options continued to vest, and upon termination of the consulting relationship, Dr. De Jager was able to exercise the vested options for a period of 90 days after the termination of the consulting relationship. The continuation of vesting of Dr. De Jager's stock options in 2007 pursuant to the agreement was valued at approximately $28,000, which represents the amount recognized for the year ended December 31, 2007 for financial statement reporting purposes in accordance with SFAS No. 123 and EITF No. 96-18 using the Black-Scholes model during the consulting period.

Equity Compensation Arrangements

  2006 Equity Incentive Plan

        Kosan currently grants stock options and restricted stock unit awards to its executive officers through the 2006 Equity Incentive Plan. The following is a brief description of certain of the terms of stock options and restricted stock unit awards that may be granted under the 2006 Equity Incentive Plan.

        Stock Option Awards.    All stock options granted to executive officers during the year ended December 31, 2007 have exercise prices equal to 100% of the fair market value of the stock subject to the option on the date of grant, as determined in accordance with the 2006 Equity Incentive Plan. Under the 2006 Equity Incentive Plan, fair market value is defined as the closing sales price of

Common Stock on the NASDAQ Global Market for the last market trading day prior to the date of determination. The exercise price of options granted under the 2006 Equity Incentive Plan may, at the discretion of the Board or the Compensation Committee, be paid in (a) cash or check, (b) pursuant to a broker-assisted cashless exercise, (c) by delivery of other Common Stock, (d) pursuant to a net exercise arrangement, or (e) in any other form of legal consideration acceptable to the Board or the Compensation Committee.

        The number of shares, terms and exercise periods of options granted to our executive officers are determined by the Board or the Compensation Committee. Options granted under the 2006 Equity Incentive Plan may become exercisable in cumulative increments, or "vest," as determined by the Board or the Compensation Committee. Vesting typically will occur during the optionholder's continued service with Kosan (or an affiliate of Kosan), whether such service is performed in the capacity of an employee, director, or consultant and regardless of any change in the capacity of the service performed, or upon achievement of certain quantitative or qualitative goals determined by the Board or the Compensation Committee. Shares covered by different options granted under the 2006 Equity Incentive Plan may be subject to different vesting terms. The options granted to our named executive officer during the year ended December 31, 2007 vest in equal monthly installments over four years beginning on the date of grant. In the event of certain significant corporate transactions, any or all outstanding options under the 2006 Equity Incentive Plan may be assumed, continued or substituted by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute such options, then (a) with respect to any such options that are held by individuals then performing services for us or our affiliates, or whose service for us or our affiliates terminated no more than three months prior to the effective time of the corporate transaction, the vesting and exercisability provisions of such options will be accelerated in full, and such options will be terminated if not exercised at or prior to the effective time of the corporate transaction and (b) all other outstanding options will be terminated if not exercised prior to the effective time of the corporate transaction. The Board may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (i) the value of the property that the participant would have received on exercise of the option, over (ii) the exercise price otherwise payable in connection with the option. In the event a participant's service with us or a successor entity is terminated, actually without cause or constructively, within 18 months following, or one month prior to, the effective date of certain specified change in control transactions, the vesting and exercisability of all outstanding options will accelerate in full.

        All of the options granted to our named executive officers during the year ended December 31, 2007 were granted with ten year terms. Options under the 2006 Equity Incentive Plan generally terminate three months after termination of a participant's service unless (a) termination is due to the participant's disability, in which case the option may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months after termination; (b) termination is due to the participant's death or the participant dies within a specified period after termination of service for a reason other than death, in which case the option may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months after the participant's death by the person or persons to whom the rights to such option have passed; or (c) the option by its terms, or any other agreement with the optionholder, specifically provides otherwise. In no event, however, may an option be exercised beyond the expiration of its term.

        Restricted Stock Unit Awards.    In January 2008, Kosan began granting restricted stock unit awards to its employees, including its executive officers. Each restricted stock unit represents a right to receive one share of Common Stock (subject to adjustment for certain specified changes in Kosan's capital structure) upon the satisfaction of vesting criteria approved by the Board or the Compensation Committee. The plan administrator may set vesting criteria based upon the achievement of company-wide, business unit, or individual goals (including, but not limited to, continued service), or any other basis determined by the Board or the Compensation Committee in its discretion. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon termination of service as an employee of Kosan for any reason.

  2000 Employee Stock Purchase Plan

        Additional long-term equity incentives are provided through Kosan's 2000 Employee Stock Purchase Plan in which all eligible employees, including eligible executive officers of Kosan, may purchase stock of Kosan, subject to specified limits, at 85% of fair market value. Kosan's 2000 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive six month offering periods. Such offering periods begin on the first trading day on or after April 1st each year and end on the last trading day ending on or before September 30th, and begin on the first trading day on or after October 1st and end on the last trading day ending on or before March 31st of the following year. Under the 2000 Employee Stock Purchase Plan, participants, including eligible executive officers, may purchase common stock through payroll deductions of up to 15% of his or her eligible compensation and may purchase up to a maximum of 15,000 shares during a single offering period. Participation in the 2000 Employee Stock Purchase Plan automatically ends upon termination of employment with Kosan.

Change in Control and Severance Benefit Agreements

        In February 2006, the Compensation Committee approved a Level I Change in Control and Severance Benefit Agreement ("Change in Control Agreement") to which all of our named executive officers are or were parties. The Change in Control Agreements provide for the payment of certain benefits if at any time within one month prior to, or 18 months following, a change in control (as defined in the Change in Control Agreement), the named executive officer's employment with us is terminated by means of either a constructive termination or an involuntary termination without cause (as such terms are defined in the Change in Control Agreement). Benefits under the Change in Control Agreement include a lump sum cash payment, acceleration of vesting and exercisability of outstanding stock options under our equity incentive plans, payment of premiums under COBRA and additional payments to cover certain taxes. In order to be eligible to receive benefits under the Change in Control Agreements, the executive officers must execute a general waiver and release in favor of Kosan and such release must become effective in accordance with its terms. Benefits under the Change in Control Agreements are also contingent upon the executive officer's confirmation that he or she will be subject to Kosan's employee proprietary information and invention assignment agreement, and benefits will not be paid if the executive officer continues to work for another entity that is controlled (directly or indirectly) by Kosan or is otherwise an affiliate of Kosan or any successor entity. Benefits under the Change in Control Agreements will terminate immediately if an executive officer (a) willfully breaches of any provision of Kosan's employee proprietary information and invention assignment agreement, (b) encourages or solicits any of Kosan's then employees to leave the employ of Kosan, or (c) interferes in any of Kosan's existing business relationships.

Annual Executive Officer Cash Bonus Plans

        We maintain an annual Executive Officer Cash Bonus Plan to reward executive officers and other employees for successful achievement of certain performance objectives.

Additional Benefits

        Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and short-term disability insurance and our 401(k) plan, in each case generally on the same basis as other employees.

Pension Benefits

        Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2007.

Nonqualified Deferred Compensation

        During the year ended December 31, 2007, our named executive officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

        The following table sets forth information regarding unexercised options that were held by each of the named executive officers as of December 31, 2007. No unvested stock awards were held by the named executive officers as of December 31, 2007.

OUTSTANDING EQUITY AWARDS AT 2007 FISCAL-YEAR END TABLE

Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)		Number of Securities Underlying Unexercised Options Unexercisable (#)(1)		Option Exercise Price ($)	Option Expiration Date
Gary S. Titus, C.P.A.	3,437 46,875		11,563 103,125	(2)	5.55 3.19	1/2/17 9/5/16
Peter J. Licari, Ph.D.	8,593 8,333 6,875 12,250 24,375 32,500 15,000 60,000 25,000 2,295		28,907 16,667 8,125 12,250 8,125 — — — — —	(2) (2)	5.55 3.10 4.66 4.82 6.30 10.20 6.501 8.80 9.70 4.00	1/2/17 8/22/16 2/17/16 12/22/15 12/4/14 12/11/13 12/6/12 5/23/12 6/1/11 8/31/10
Pieter B.M.W.M. Timmermans, Ph.D.	8,593 9,166 10,000 54,687		28,907 10,834 10,000 20,313	(2) (2)	5.55 4.66 4.82 6.30	1/2/17 2/17/16 12/22/15 2/18/15
Robert G. Johnson, Jr., M.D., Ph.D.	22,916 11,458 25,156 51,042 68,542 140,000 80,000 100,000 35,000	(4)	77,084 13,542 27,344 18,958 1,458 — — — —		5.55 4.875 7.21 6.30 10.20 6.04 6.501 8.80 9.70	1/2/17 2/14/16 12/2/15 12/4/14 12/11/13 1/24/13 12/6/12 5/23/12 6/1/11
Margaret A. Horn, J.D.(5)	10,312 9,583 75,000		34,688 10,417 75,000	(2)(5) (2)(5)	5.55 4.46 7.21	1/2/17 1/3/16 12/2/15
Robert De Jager, M.D.(6)	37,500	(2)(6)	—		4.28	2/6/08

(1)
Except as otherwise noted, options vest or vested in equal monthly installments over four years.

(2)
Option vests or vested over four years with 25% vesting one year after the vesting commencement date and the remainder vesting in equal monthly installments thereafter.

(3)
Under the terms of a resignation and consulting agreement with Dr. Johnson, the stock options held by Dr. Johnson will continue to vest in accordance with their terms during the term of his consulting relationship with us, which will continue until August 27, 2008 unless the consulting relationship terminates earlier due to certain events. Upon termination of the consulting relationship (unless such termination is due to certain reasons), Dr. Johnson's stock options will receive 12 months of accelerated vesting and he will be able to exercise the vested options for a period of 30 months after the termination of the consulting relationship.

(4)
Option vests or vested 50% on date of grant and 3.33% per month thereafter.

(5)
Under the terms of a consulting agreement with Ms. Horn, the stock options held by Ms. Horn continued to vest through January 3, 2008 in accordance with their terms and were exercisable until April 2, 2008, after which the options expired.

(6)
Under the terms of a severance benefits and consulting agreement with Dr. De Jager, the stock option held by De Jager continued to vest through November 8, 2007 in accordance with its terms and was exercisable until February 6, 2008, after which the option expired.

OPTION EXERCISES AND STOCK VESTED DURING 2007

        Kosan's named executive officers did not exercise any stock options during the year ended December 31, 2007, nor did any stock held by Kosan's named executive officers vest during the year ended December 31, 2007.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        The amount of compensation and benefits payable to each of Mr. Titus, Dr. Licari, Dr. Timmermans and Dr. Johnson under these agreements in various termination situations has been estimated in the table below. The actual compensation to be paid can be determined only at the time of a named executive officer's termination of employment. The table below does not include amounts in which the named executive officer had already vested as of December 31, 2007. Such vested amounts would include vested stock options and accrued wages and vacation. The table below also does not include the impact of equity awards granted to the named executive officers after December 31, 2007.

	Change in Control
		No Change in Control
	Involuntary Termination without Cause or Constructive Termination ($)
Executive Benefits and Payments Upon Termination		Involuntary Termination without Cause ($)
Gary S. Titus, C.P.A.
Lump Sum Cash Payment	842,400	—
COBRA Premiums(1)	41,208	—
Stock Option Vesting Acceleration(2)	—	—
Excise Tax Gross-Up	389,795	—

Total	1,273,403	—

Peter J. Licari, Ph.D.
Lump Sum Cash Payment	660,400	—
COBRA Premiums(1)	41,208	—
Stock Option Vesting Acceleration(2)	—	—
Excise Tax Gross-Up	—	—

Total	701,608	—

Pieter B.M.W.M. Timmermans, Ph.D.
Lump Sum Cash Payment	676,000	—
COBRA Premiums(1)	36,348	—
Stock Option Vesting Acceleration(2)	—	—
Excise Tax Gross-Up	—	—

Total	712,348	—

Robert G. Johnson, Jr., M.D., Ph.D.(3)
Base Salary Continuation	—	215,000	(4)
Lump Sum Cash Payment	1,206,400	—
COBRA Premiums(1)	51,552	—
Stock Option Vesting Acceleration(2)	—	—
Excise Tax Gross-Up	—	—

Total	1,257,952	215,000

(1)
The value of future health care premiums was calculated using an assumed annual increase of 15%.

(2)
The value of vesting acceleration is based on the closing price of Kosan's common stock on December 31, 2007 ($3.60) with respect to in-the-money unvested option shares minus the exercise price of the unvested option shares.

(3)
The compensation and benefits referenced in this table have been superseded by the terms of the resignation and consulting agreement that we entered into with Dr. Johnson in March 2008.

(4)
Represents base salary continuation for a period of six months following the effective date of termination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Pursuant to the requirements set forth in applicable NASDAQ listing standards and as set forth in the charter of our Audit Committee, the Audit Committee is charged with reviewing all related party transactions with respect to our directors, executive officers, 5% stockholders or their immediate family members for potential conflict of interest situations. The Audit Committee is also responsible for approving such related party transactions. Pursuant to Kosan's Code of Business Conduct and Ethics, all of our directors, executive officers and employees are required to report to the Compliance Officer under the Code of Business Conduct and Ethics any conflicts of interest, including any related party transactions. In approving or rejecting a proposed related party transaction, the Audit Committee will consider the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to the risks, costs and benefits to Kosan, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director's independence. The Audit Committee will approve only those related party transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of Kosan, as the Audit Committee determines in the good faith exercise of its discretion.

        Since January 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which Kosan was or is to be a party in which the amount involved exceeded $120,000 and in which any current director, executive officer or holder of more than 5% of Kosan's common stock, including any of their immediate family members, and any entity owned or controlled by such persons had or will have a direct or indirect interest, other than the compensation and severance arrangements described under the caption "Executive Compensation," including the compensation and severance arrangements described under "Executive Compensation—Employment Agreements and Arrangements."

ANNEX II

May 28, 2008

The Board of Directors
Kosan Biosciences Incorporated
3832 Bay Center Place
Hayward, California, 94545

Dear Members of the Board:

        We understand that Kosan Biosciences Incorporated, a Delaware corporation (the "Company"), Bristol-Meyers Squibb Company, a Delaware corporation ("Parent"), and KB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which (i) Merger Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock") for $5.50 per share, net to the seller in cash, without interest (the "Consideration"), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub would be merged with and into the Company in a merger (the "Merger") in which each share of Company Common Stock not acquired in the Tender Offer, other than any shares of Company Common Stock owned by Parent, Merger Sub or the Company (collectively, "Excluded Holders") immediately prior to the effective time of the Merger or any shares of Company Common Stock owned by holders that properly demand appraisal rights under Delaware law , shall be automatically converted into and become the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction". The terms and conditions of the Transaction are more fully set forth in the Agreement. Simultaneously with the execution of the Agreement, Parent and the Company also intend to enter into an exclusive license agreement pursuant to which the Company would license certain rights related to epothilones to Parent (the "License Agreement") and certain stockholders of the Company are entering into an agreement with Parent in which such stockholders agree to take specified actions in furtherance of the Transaction (the "Stockholder Agreement"). You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Excluded Holders (as defined above)) of the Consideration to be paid to such holders in the Transaction.

        In connection with this opinion, we have:

  (i)
  Reviewed the financial terms and conditions of a draft, dated May 27, 2008, of the Agreement;

  (ii)
  Analyzed certain publicly available historical business and financial information relating to the Company;

  (iii)
  Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

  (iv)
  Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

  (v)
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

  (vi)
  Reviewed the financial terms of certain business combinations we believe to be generally relevant in evaluating the business of the Company;

  (vii)
  Reviewed historical stock prices and trading volumes of the Company Common Stock; and

  (viii)
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts that we have reviewed, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Based on direction from the management of the Company, and with your consent, in rendering our opinion we used financial forecasts prepared by management of the Company that were probability weighted based on input from management of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction.

        In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), the License Agreement or the Stockholder Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

        Lazard Frères & Co. LLC is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course of their respective businesses, Lazard and affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of the Company and/or the securities of Parent for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

        In rendering our opinion, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company, and our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

        Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of Company Common Stock in the Transaction or how such stockholder should vote or act at any stockholders' meetings held in connection with the Transaction or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC
By:	/s/ DAVID LOW David Low Managing Director

ANNEX III

Section 262 of the Delaware General Corporation Law

Section 262: Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to §228 or §253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give

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  either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or

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expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX I
KOSAN BIOSCIENCES INCORPORATED 3832 BAY CENTER PLACE HAYWARD, CA 94545 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
DESIGNEES OF BMS AND PURCHASER
CERTAIN INFORMATION CONCERNING KOSAN
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF KOSAN
CORPORATE GOVERNANCE AND BOARD MATTERS
DIRECTOR COMPENSATION
2007 DIRECTOR COMPENSATION
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE—FISCAL 2007 AND 2006
GRANTS OF PLAN-BASED AWARDS IN FISCAL 2007
OUTSTANDING EQUITY AWARDS AT 2007 FISCAL-YEAR END TABLE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
  ANNEX II
  ANNEX III
Section 262 of the Delaware General Corporation Law